Exhibit 99.1

This document contains important information for shareholders. Your participation is very important. Please take a minute to submit your proxy today or vote by phone or through the internet in accordance with the instructions set forth in the proxy. Management Proxy Circular TransAlta Corporation Annual and Special Meeting of Shareholders to be held at 11 a.m. On April 29 2010 In Calgary, Alberta This Document Contains Notice of Meeting Proxy Circular

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Table of Contents

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS		2

MANAGEMENT PROXY CIRCULAR		3

SOLICITATION OF PROXIES		3

VOTING INSTRUCTIONS		3

BUSINESS OF THE MEETING		5

1.	Financial Statements	5

2.	Election of Directors	5

3.	Appointment of Auditors	14

4.	Amendments to the Share Option Plan	15

5.	Amendments to the Performance Share Ownership Plan	17

6.	Continuing, ratifying, confirming and approving the Shareholder Rights Plan	19

7.	Shareholder Proposals	22

8.	Other Matters	23

REPORT ON DIRECTOR COMPENSATION		24

STATEMENT OF EXECUTIVE COMPENSATION		27

SUMMARY COMPENSATION TABLE		40

INCENTIVE PLAN AWARDS		41

RETIREMENT PLAN BENEFITS		43

TERMINATION AND CHANGE OF CONTROL BENEFITS		44

DIRECTORS AND OFFICERS INSURANCE		47

REPORTS OF COMMITTEES OF THE BOARD		47

1.	Report of the Audit and Risk Committee	48

2.	Report of the Governance and Environment Committee	51

3.	Report of the Human Resources Committee	53

CORPORATE GOVERNANCE		55

ADDITIONAL INFORMATION		55

2011 ANNUAL MEETING OF SHAREHOLDERS - SHAREHOLDER PROPOSALS		55

DIRECTOR APPROVAL		55

APPENDIX “A” OPTION PLAN RESOLUTION	A-1

APPENDIX “B” PERFORMANCE SHARE OWNERSHIP PLAN RESOLUTION	B-1

APPENDIX “C” SHAREHOLDER RIGHTS PLAN RESOLUTION	C-1

APPENDIX “D” STATEMENT OF CORPORATE GOVERNANCE PRACTICES	D-1

APPENDIX “E” TRANSALTA CORPORATION CORPORATE GOVERNANCE GUIDELINES	E-1

TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1 (403) 267-7110 www.transalta.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of holders of common shares of TransAlta Corporation (“TransAlta” or the “Company”) will be held on Thursday, April  29, 2010 at 11:00 a.m. (local time) in the Imperial Room of the Hyatt Regency Hotel, located at 700 Centre Street S.E. in Calgary, Alberta for the purposes of:

(a)	receiving the audited consolidated financial statements of the Company for the year ended December 31, 2009 and the auditors’ report thereon;

(b)	electing the directors for the ensuing year;

(c)	appointing the auditors and authorizing the directors to fix their remuneration;

(d)	considering and, if thought fit, passing, with or without variation, an ordinary resolution amending the Company’s Share Option Plan;

(e)	considering and, if thought fit, passing, with or without variation, an ordinary resolution amending the Company’s Performance Share Ownership Plan;

(f)	considering and, if thought fit, passing, with or without variation, an ordinary resolution continuing, ratifying, confirming and approving the Company’s Shareholder Rights Plan; and

(g)	considering such other matters as may properly come before the Meeting.

Only holders of record of TransAlta shares at the close of business on March 1, 2010 will be entitled to vote at the Meeting.

This Notice, the accompanying Management Proxy Circular and form of proxy (the “Proxy”) are provided in connection with the Meeting.  All shareholders are cordially invited to attend the Meeting.

Registered shareholders who cannot attend the Meeting in person may use one of the voting options described in the accompanying Proxy.  If you choose to vote by mail, you are urged to exercise your right to vote by completing, dating and signing the enclosed Proxy and returning it using one of the methods outlined in the Proxy.  To be effective, proxies must be returned to TransAlta’s Transfer Agent and Registrar, CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0Al, not less than 48 hours prior to the time fixed for holding the Meeting, or any adjournment.  If you choose to vote by telephone or the Internet, you must cast your vote not less than 48 hours prior to the time fixed for holding the Meeting, or any adjournment.

The Management Proxy Circular of the Company and the Proxy accompany this Notice.

By the order of the Board of Directors

Calgary, Alberta	Maryse C. St.-Laurent
March 11, 2010	Vice-President and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (“Proxy Circular”) is furnished to shareholders in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta” or the “Company”) and the Board of Directors (the “Board”) for use at the Annual and Special Meeting (the “Meeting”) of the shareholders of the Company to be held on Thursday, April 29, 2010 at 11:00 a.m. (local time) in the Imperial Room of the Hyatt Regency Hotel, Imperial Room, located at 700 Centre Street, S.E. in Calgary, Alberta, or any adjournment thereof, for the purposes set out in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”).

SOLICITATION OF PROXIES

The solicitation will be made primarily by mail and the cost will be borne by the Company.  Officers and employees of the Company may solicit proxies without compensation by telephone, facsimile or in person.  TransAlta has also retained the services of Georgeson Shareholder Communications Canada Inc., as its proxy solicitation agent, to assist with the solicitation of proxies on behalf of management.  The cost of these services is estimated at approximately $40,000.  Brokerage houses and other agents, custodians, nominees and fiduciaries will be reimbursed for the expense of forwarding documents to beneficial owners for whom shares are held.

Unless otherwise stated, information contained in this Proxy Circular is given as at March 11, 2010.

For those shareholders who cannot attend the Meeting in person, TransAlta has made arrangements to provide a live webcast of the Meeting.  Details on how shareholders may listen to and follow the proceedings on the webcast can be found on TransAlta’s website at www.transalta.com.

VOTING INSTRUCTIONS

Instructions for Registered Holders of Common Shares

As a registered shareholder, you may vote in person at the Meeting or by proxy.

1.             Attend the Meeting - As a registered shareholder, you may attend the Meeting and vote in person.  If you attend the Meeting, it is not necessary to complete and return the form of proxy (the “Proxy”).  Please register with the Company’s Registrar and Transfer Agent, CIBC Mellon Trust Company, when you arrive at the Meeting.

2.             By Proxy - If you do not plan to attend the Meeting in person, you should vote your Proxy in one of three ways:

(a)           Mail - Complete the Proxy in full, sign it and return it by mail or delivery;

(b)           Telephone -  Call the toll free number on the Proxy and follow the instructions; or

(c)           Internet - Go to the website indicated on the Proxy and follow the instructions.

By following one of the three options above, you may authorize the management representatives of the Company named in the Proxy to vote your shares or you have the right to appoint some other person to attend the Meeting and vote your shares on your behalf.  To appoint a person as proxy other than the management representatives, cross out the printed names and insert the name of the person you wish to act as your proxy, in the blank space provided.  Please indicate the way you wish to vote on each item of business and your vote will be cast accordingly.

The persons named in the Proxy will vote for or against or withhold from voting the shares in accordance with the direction of the shareholder appointing them.  In the absence of such direction, such shares will be voted in favour of the election of each of the persons nominated by management as directors, in favour of the appointment of the auditors and authorization of the directors to fix the remuneration of the auditors, in favour of the proposed amendments to the Company’s Share Option Plan, in favour of the proposed amendments to the Company’s Performance Share Ownership Plan and in favour of continuing, ratifying, confirming and approving the Company’s Shareholder Rights Plan.

Mail

Complete, date and sign the Proxy in accordance with the instructions included on the Proxy.  Return the completed form in the envelope provided to CIBC Mellon Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1.  To be voted at the

Meeting, the Proxy must be received not less than 48 hours prior to the time fixed for holding the Meeting or any adjournment of the Meeting.

Telephone

To vote by telephone, you must use a touch-tone telephone to transmit voting preferences to a toll free number: 1-866-271-1207 (English and French).  You must follow the instructions of the “Vote Voice” and refer to the Proxy sent to you for the 13 digit Control Number, located on the back on the lower left corner.  Convey your voting instructions by use of touch-tone selections over the telephone.  When you vote by telephone you must cast your vote not less than 48 hours prior to the time fixed for holding the Meeting, or any adjournment.

Internet

To vote by Internet, you must access the website:

www.eproxyvoting.com/transalta

You must then follow the instructions and refer to the Proxy sent to you for the 13 digit Control Number, located on the back on the lower left corner.  Convey your voting instructions electronically over the Internet.  When you vote by Internet, you must cast your vote not less than 48 hours prior to the time fixed for the holding of the Meeting, or any adjournment.

Revocation of Proxies

You may revoke your proxy in the following ways:

A.            If the prior instructions were submitted by mail, you may revoke your proxy by instrument in writing addressed to TransAlta Corporation, executed by you or by your attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at 110 - 12th Avenue S.W., Calgary, Alberta, T2P 2M1, Attention: Vice-President and Corporate Secretary.  You must revoke your proxy not less than 24 hours prior to the time fixed for the Meeting, or any adjournment, at which the proxy is to be used, or in person with the Chair of the Meeting on the day of the Meeting, or any adjournment, or in any other manner permitted by law.

B.            If the prior instructions were submitted by telephone or the Internet, you can revoke your proxy by mail within the time frame set forth above or by telephone or Internet not less than 48 hours prior to the time fixed for the Meeting, or any adjournment.

Instructions for Non-Registered Holders of Common Shares - Beneficial Owners

A beneficial owner or non-registered holder of common shares is a shareholder whose shares are held in the name of a nominee, such as a bank, broker or trust company.

You may vote your shares through your nominee or in person at the Meeting.  To vote your shares through your nominee you should follow the instructions on the request for voting instructions form provided by your nominee.  To vote your shares in person at the Meeting you should take the following steps:

(1)           Appoint yourself as the proxyholder by writing your own name in the space provided on the request for voting instructions form.  Do not complete the voting section on the request for voting instructions as your vote will be taken at the Meeting; and

(2)           Return the request for voting instructions form to the nominee in the envelope provided or by the facsimile number provided.  Alternatively, you can vote by telephone or the Internet by following the instructions for telephone and Internet voting in the request for voting instructions.

If you have voted through your nominee and would like to change your mind and vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

Confidentiality of Voting

Proxies are counted and tabulated by CIBC Mellon Trust Company, the Company’s Transfer Agent and Registrar, in such a manner as to preserve the confidentiality of individual shareholder votes, except (a) where the shareholder has made a written comment on the proxy form or otherwise clearly intends to communicate his or her individual position to management of the Company, (b) as necessary to meet the requirements of applicable law, or (c) in the event of a proxy contest.

Voting Shares and Principal Holders Thereof

At March 1, 2010, there were 218,600,047 common shares of the Company outstanding.  A shareholder is entitled to one vote for each common share held.  To the knowledge of directors and executive officers of the Company, there are no persons who beneficially own, or exercise control or direction, directly or indirectly, over more than 10% of the common shares of the Company.  Only shareholders of record at the close of business on March 1, 2010 will be entitled to vote at the Meeting.

BUSINESS OF THE MEETING

This Proxy Circular contains information relating to the receipt of TransAlta’s audited consolidated financial statements, the election of directors, the appointment of auditors and the authorization of the directors to set the remuneration of the auditors, amendments to the Company’s Share Option Plan (the “Option Plan”), amendments to the Company’s Performance Share Ownership Plan (the “PSOP”), and the continuation, ratification, confirmation and approval of the Company’s Shareholder Rights Plan.

1.             Financial Statements

The audited consolidated financial statements of TransAlta for the year ended December 31, 2009 and the report of the auditors thereon will be tabled at the Meeting.  These audited consolidated financial statements form part of the 2009 Annual Report of the Company.  You may obtain a copy of the 2009 Annual Report, in English or French, from the Vice-President and Corporate Secretary of TransAlta upon request.  It will be available at the Meeting.  The full text of the 2009 Annual Report is also available on TransAlta’s website at www.transalta.com and on SEDAR at www.sedar.com.

2.             Election of Directors

The Board is elected annually and consists of such number as may be fixed from time to time by the directors, being not less than three and not more than 19 directors.  The Board is presently comprised of 11 directors, one of whom, Stanley J. Bright, is retiring at the Meeting and will not be standing for re-election.  Management and the Board acknowledge with gratitude the valuable contributions of Mr. Bright during his 11 year tenure on the Board.  By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at 11.  The Board is proposing that, in addition to the 10 members of the current Board who are standing for re-election, Ms. Karen Maidment be elected as a director.  The 11 nominees for election to the Board and their biographies are listed in this section.  Each director elected will serve until the next annual meeting of shareholders or until his or her successor is elected or appointed, and each has agreed to serve as a director if elected.  In the election of directors, votes are cast in favour or withheld from voting for each director individually.  In an uncontested election of directors at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.

Director Nominee Information

William D. Anderson(1) Ontario, Canada Age: 60	Independent Director Director since 2003 Holdings(2) 31,344

Corporate Director. Mr. Anderson was President of BCE Ventures (a subsidiary of BCE Inc.) from 2001 to 2005 (telecommunications) and prior to that, Chief Financial Officer (“CFO”) of BCE Inc., Bell Canada Inc. and of Bell Cablemedia plc (telecommunications). As President of BCE Ventures, he was responsible for a number of significant operating companies as well as being Chief Executive Officer (“CEO”) of Bell Canada International Inc. In his CFO roles, Mr. Anderson was responsible for all financial operations of the respective companies and executed numerous debt and equity financings, corporate acquisition and disposition transactions as well as corporate and operational restructurings.

Mr. Anderson is a director of Gildan Activewear Inc. and Chair of the Board of MDS Inc. He is a past director at BCE Emergis Inc., Bell Cablemedia plc, Bell Canada International Inc., CGI Group Inc., Four Seasons Hotels Inc., Sears Canada Inc. and Videotron Holdings plc.

At TransAlta, Mr. Anderson is Chair of the Audit and Risk Committee of the Board.

Mr. Anderson holds a bachelor in business administration from the University of Western Ontario (London, ON) and is a Chartered Accountant

2009 Attendance at Regular Meetings – 9 of 9 (100%)

Stephen L. Baum New Hamphsire, USA Age: 68	Independent Director Director since 2008 Holdings(2) 5,559

Corporate Director.  Mr. Baum was Chairman and CEO of Sempra Energy from December 1996 to February 2006, a San Diego-based Fortune 500 energy services holding company formerly known as Enova Corporation.  Previous to that, Mr. Baum was President, CEO and Vice-Chairman of Sempra Energy.  Prior to that he was Chairman, CEO and a member of the board of directors of Enova Corporation, the parent company of San Diego Gas & Electric (SDG&E) where he served in various officer positions including General Counsel.  Before joining SDG&E, he was Senior Vice-President and General Counsel of the New York Power Authority.  He has also held various legal positions, including General Attorney at Orange & Rockland Utilities, and as an associate with the law firm of Curtis, Mallet-Prevost, Colt & Mosle in New York City.

Mr. Baum is a member of the board of directors of Computer Sciences Corporation and is a member of its Audit Committee and Governance Committee.

At TransAlta, Mr. Baum is a member of the Audit and Risk Committee and Human Resources Committee of the Board.

Mr. Baum is a graduate of Harvard University and the University of Virginia Law School.  He has also served as a Captain in the U.S. Marine Corps.

2009 Attendance at Regular Meetings – 9 of 9 (100%)

Director Nominee Information

Timothy W. Faithfull England U.K. Age: 65	Independent Director Director since 2003 Holdings(2) 29,387

Corporate Director.  Mr. Faithfull is a 36-year veteran of Royal Dutch/Shell plc (energy), where he held diverse international roles principally in oil products and LNG project development.  As President and CEO of Shell Canada Limited, he was responsible for bringing the $6 billion Athabasca Oil Sands Project on line, the first fully integrated oil sands venture in 25 years.  Mr. Faithfull has extensive experience with commodity exposure and risk management, the result of his time directing the global crude oil trading operations of Shell International Trading and Shipping Company from 1993 to 1996.  He was Chairman and CEO of Shell Eastern Petroleum in Singapore from 1996 to 1999, including Shell’s main refinery and oil products trading for Asia Pacific.

During his time in Singapore, he was a director of DBS Bank, and the Port of Singapore Authority.  He was a trustee of the main Singapore Arts/Theatre complex.  In Calgary, he served on the board of the Calgary Health Trust and the Epcor Arts Centre.

Mr. Faithfull is a director of Canadian Pacific Railway Limited, Shell Pension Trust Limited and AMEC plc.  He is a past director of Enerflex Systems Income Fund.

At TransAlta, Mr. Faithfull is Chair of the Human Resources Committee of the Board.

Mr. Faithfull holds a master of arts in philosophy, politics and economics from the University of Oxford, U.K.

2009 Attendance at Regular Meetings – 9 of 9 (100%)

Ambassador Gordon D. Giffin Georgia, U.S.A. Age: 60	Independent Director Director since 2002 Holdings(2) 23,960

Lawyer and Senior Partner, McKenna, Long & Aldridge LLP (law firm).  From 1997 to 2001, Mr. Giffin served as the United States Ambassador to Canada with responsibility for managing Canada/U.S. bilateral relations, including energy and environmental policy.  Prior to this appointment, he practised law for 18 years as a senior partner in Atlanta, Georgia and Washington, D.C.  His practice focused on energy regulatory work at the state and federal levels.  Prior to that, he served as Chief Counsel and Legislative Director to United States Senator Sam Nunn, with responsibility for the legal and legislative operations of the office.  In 2001, Mr. Giffin returned to private practice where he specialized in state and federal regulatory matters, including those related to trade, energy and trans-border commerce.

Mr. Giffin is a director of Canadian Imperial Bank of Commerce, Canadian National Railway Company, Canadian Natural Resources Limited, and Just Energy Income Fund.

At TransAlta, Mr. Giffin is Chair of the Governance and Environment Committee of the Board.

Mr. Giffin holds a bachelor of arts from Duke University (Durham, NC) and a juris doctorate from Emory University School of Law (Atlanta, GA).

2009 Attendance at Regular Meetings – 9 of 9 (100%)

Director Nominee Information

C. Kent Jespersen(1) Alberta, Canada Age: 63	Independent Director Director since 2004 Holdings(2) 29,969

Corporate Director.  Mr. Jespersen has been Chair and CEO of La Jolla Resources International Ltd. since 1998 (advisory and investments).  He has also held senior executive positions with NOVA Corporation of Alberta, Foothills Pipe Lines Ltd., and Husky Oil Limited before assuming the presidency of Foothills Pipe Lines Ltd. and later, NOVA Gas International Ltd. (“NOVA”).  At NOVA, he led the non-regulated energy services business (including energy trading and marketing) and all international activities.

Mr. Jespersen is Chairman and a director of Orvana Minerals Ltd., CCR Technologies Ltd. and Orion Oil & Gas Ltd. and a director of Matrikon Inc., Axia NetMedia Corporation and CanElson Drilling Inc.

At TransAlta, Mr. Jespersen is a member of the Governance and Environment Committee of the Board.

Mr. Jespersen holds a bachelor of science in education and a master of science in education from the University of Oregon (Eugene, OR).

2009 Attendance at Regular Meetings – 9 of 9 (100%)

Michael M. Kanovsky(1) Alberta, Canada Age: 61	Independent Director Director since 2004 Holdings(2) 59,592

Corporate Director and Independent Businessman.  Mr. Kanovsky co-founded Northstar Energy Corporation (“Northstar”) with initial capital of $400,000 and helped build this entity into an oil and gas producer that was sold to Devon Energy Corporation for approximately $600 million in 1998.  During this period, Mr. Kanovsky was responsible for strategy and finance as well as merger and acquisition activity.  He initiated Northstar’s entry into electrical cogeneration through its wholly-owned power subsidiary, Powerlink Corporation (“Powerlink”).  Powerlink developed one of the first independent power producer (IPP) gas-fired co-generation plants in Ontario and also internationally.  In 1997, he founded Bonavista Energy Trust, which has grown to a present day market capitalization of approximately $3.4 billion.

Mr. Kanovsky is a director of Argosy Energy Corporation, ARC Energy Trust, Bonavista Energy Trust, Devon Energy Corporation and Pure Technologies Ltd.

At TransAlta, Mr. Kanovsky is a member of the Audit and Risk Committee of the Board.

Mr. Kanovsky, a Professional Engineer, holds a bachelor of science in mechanical engineering from Queen’s University (Kingston, ON) as well as a master of business administration from the Richard Ivey School of Business at the University of Western Ontario (London, ON).

2009 Attendance at Regular Meetings – 9 of 9 (100%)

Director Nominee Information

Donna Soble Kaufman(1) Ontario, Canada Age: 66	Independent Director Director since 1989 Chair of the Board since 2005 Holdings(2) 44,797

Lawyer and Corporate Director.  Mrs. Kaufman is a former partner with Stikeman Elliott LLP, an international law firm, where she practised antitrust law (law firm).  She has served on a number of boards since 1987, when she became a director of Selkirk Communications Limited, a diversified communications company.  A year later she was appointed Chair of the Board, President and CEO.  She has also served on the boards of Southam Inc., Provigo Inc., Bell Canada International Inc., Bell Globemedia Inc., the Public Sector Pension Investment Board, the Hudson’s Bay Company and UPM-Kymmene Corporation.  She also currently serves on the boards of BCE Inc. and Bell Canada.  She is also a director of The Historica-Dominion Institute, a private-sector education initiative to promote knowledge of Canadian history and heritage, the Institute of Corporate Directors, and a member of the Canadian Advisory Board of Catalyst, a non-profit organization working to advance women in business.  In 2001, she was named a Fellow of the Institute of Corporate Directors and in 2009 she was appointed a member of the Prime Minister’s Advisory Committee on the Public Service of Canada.

At TransAlta, Mrs. Kaufman is Chair of the Board and an ex-officio member of all committees of the Board.

Mrs. Kaufman holds a bachelor of civil law from McGill University (Montréal, QC) and a master of laws from the Université de Montréal (Montréal, QC).

2009 Attendance at Regular Meetings – 9 of 9 (100%)

Gordon S. Lackenbauer(1) Alberta, Canada Age: 66	Independent Director Director since 2005 Holdings(2) (3) 17,828

Corporate Director.  Mr. Lackenbauer was Deputy Chairman of BMO Nesbitt Burns Inc. (investment banking) from 1990 to 2004.  Prior to this, he was responsible for the principal activities of the firm, which included fixed income sales and trading, new issue underwriting, syndication and merger and acquisition advisory mandates.  Mr. Lackenbauer has worked with many of Canada’s leading utilities and has frequently acted as an expert financial witness testifying on the cost of capital, appropriate capital structure, and the fair rate of return, principally before the Alberta Utilities Commission, the National Energy Board, and the Ontario Energy Board.

Mr. Lackenbauer is a director of NAL Oil & Gas Trust and Chair of its Audit Committee and a member of both the Corporate Governance and Reserves Committees.  He is also a director of CTV Globemedia Inc.

At TransAlta, Mr. Lackenbauer is a member of the Governance and Environment Committee and the Audit and Risk Committee of the Board.

Mr. Lackenbauer holds a bachelor of arts in economics from Loyola College (Montréal, QC) as well as a master of business administration from the University of Western Ontario (London, ON).  He is also a chartered financial analyst.

2009 Attendance at Regular Meetings – 9 of 9 (100%)

Director Nominee Information

Karen Maidment(1) Ontario, Canada Age: 51	Independent Nominee Director Holdings(4) 0

Corporate Director.  Ms. Maidment was Chief Financial and Administrative Officer (“CFAO”) of BMO Financial Group (“BMO”) from 2007 to 2009.  Prior to that she was Senior Executive Vice-President and Chief Financial Officer (“CFO”) from 2003 to 2007 and Executive Vice-President and CFO from 2000 to 2003 of BMO.  As CFAO of BMO, she was responsible for all global finance operations, risk management, legal and compliance, communications and mergers and acquisitions.  Prior to that, Ms. Maidment held several executive positions with Clarica Life Insurance Company (“Clarica”) from 1988 to 2000, including CFO.  As CFO at Clarica, Ms. Maidment led the first demutualization of an insurance company in Canada with an initial public offering of $950 million. In addition, she led the insurance industry group which worked with the federal government to develop the regulations and framework to convert Canada’s major insurers from mutual to public companies.

Ms. Maidment is a past director of Harris Bank, BMO Nesbitt Burns, where she was also Chair of the Audit Committee, Bank of Montreal Pension Fund, Mutual Trustco, MCAP Financial and The Mutual Group (US).

Ms. Maidment holds a bachelor of commerce from McMaster University (Hamilton, ON), is a Chartered Accountant and in 2000, she was named Fellow of the Institute of Chartered Accountants of Ontario.

Dr. Martha C. Piper(1) British Columbia, Canada Age: 64	Independent Director Director since 2006 Holdings(2) 14,886

Corporate Director.  Dr. Piper was President and Vice-Chancellor of the University of British Columbia (“UBC”) from 1997 to 2006 (education).  Prior to her appointment at UBC, she served as Vice-President, Research at the University of Alberta.  She served on the boards of the Alberta Research Council, the Conference Board of Canada and the Centre of Frontier Engineering Research.  Dr. Piper was also appointed by the Prime Minister of Canada to the Advisory Council on Science and Technology and served as Chair of the Board of the National Institute for Nanotechnology.

Dr. Piper is a director of the Bank of Montreal, Shoppers Drug Mart Corporation and a member of the Canadian delegation to the Trilateral Commission, an organization fostering closer cooperation among the core democratic industrialized areas of the world.

At TransAlta, Dr. Piper is a member of the Human Resources Committee and the Governance and Environment Committee of the Board.

Dr. Piper holds a bachelor of science in physical therapy from the University of Michigan (Ann Arbor, MI), a master of arts in child development from the University of Connecticut (Storrs, CT), and a doctorate of philosophy in epidemiology and biostatistics from McGill University (Montréal, QC).  She has also received honorary degrees from 18 international universities.  Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia.

2009 Attendance at Regular Meetings – 8 of 9 (89%)

Director Nominee Information

Stephen G. Snyder(1) Alberta, Canada Age: 60	Non-Independent Director since 1996 Holdings(2) 399,600

President and Chief Executive Officer of TransAlta Corporation since 1996. Previously Mr. Snyder was President & CEO, Noma Industries Ltd., President & CEO, GE Canada Inc., and President & CEO, Camco, Inc.

Mr. Snyder is a director of Intact Financial Corporation and director of the Calgary Stampede Foundation Campaign.  He is an immediate past Director of the Canadian Imperial Bank of Commerce, past Chair of the Calgary Stampede Foundation, and past Chair of the Alberta Secretariat for Action on Homelessness.  Mr. Snyder is the past Chair of the Calgary Committee to End Homelessness, the Canada-Alberta ecoEnergy Carbon Capture & Storage Task Force, the Conference Board of Canada, the Calgary Zoological Society, the Canadian Electrical Association, the United Way Campaign of Calgary and Area, and the Calgary Zoo’s “Destination Africa” capital campaign.

Mr. Snyder holds a bachelor of science in chemical engineering from Queen’s University (Kingston, ON) as well as a master of business administration from the University of Western Ontario (London, ON).

He has honourary degrees from the University of Calgary (LLD), and the Southern Alberta Institute of Technology (Bachelor of Applied Technology).  He was awarded the Alberta Centennial Medal in 2005, and the Conference Board Honorary Associate Award for 2008, and in 2009 the Chamber of Commerce Sherrold Moore Award of Excellence.

2009 Attendance at Regular Meetings – 9 of 9 (100%)

Notes:

(1)                   The following nominee directors are Canadian residents: William D. Anderson, C. Kent Jespersen, Michael M. Kanovsky, Donna Soble Kaufman, Gordon S. Lackenbauer, Karen E. Maidment, Martha C. Piper and Stephen G. Snyder.

(2)                   Holdings include all shares and deferred share units (“DSUs”) held by each director.  For Mr. Jespersen, this includes 860 common shares held by his wife.

(3)                   Mr. Lackenbauer resigned from the Board of Directors of Tembec Inc. (“Tembec”) on August 2, 2007.  On December 19, 2007, Tembec announced its proposed recapitalization transaction providing consensual solution to both noteholders and shareholders.  On February 22, 2008, Tembec announced that it had received the approval of the majority of shareholders and the requsite majority of noteholders of Tembec Industries Inc.  On February 27, 2008, Tembec announced that it had received approval from the Ontario Superior Court of Justice (Commercial List) with respect to their plan of arrangement relating to the proposed recapitalization transaction.  On October 31, 2008, Tembec announced that it had successfully obtained a final American court order recognizing its Canadian plan of arrangement as a foreign proceeding in the United States.

(4)                   Ms. Maidment is a new nominee director for election to the Board at this Meeting.

Independence of Directors

The Governance and Environment Committee (“GEC”) and the Board participate in the determination of director independence annually.  The determination is made in accordance with the definition of “independence” as provided in the Canadian Governance Guidelines and the Canadian Audit Committee Rules and applicable securities law.  The independence criteria also conform to the applicable rules of the Securities and Exchange Commission in the United States, the New York Stock Exchange and those set out in the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”).

The GEC reviews, at least annually, the existence of any relationship between each director and the Company to ensure that the majority of directors are independent.  The GEC then makes its recommendation to the Board.  The Board has affirmatively determined that 10 of the 11 nominees for election to the Board (excluding only Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company) are independent of the Company.  No director, who the Board has determined to be independent, receives remuneration from TransAlta in excess of directors’ retainer, meeting and travel fees, and none of the independent directors has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgement.

Board of Directors’ Skills and Expertise Matrix

TransAlta maintains a skills matrix which outlines the expertise level of each director.  This matrix is used by the GEC and the Board in assessing the composition of the Board and assists in the validation that the Board possesses the diversity of skills and experience required to provide for effective decision-making and staffing of the Board and its committees.

	Anderson	Baum	Faithfull	Giffin	Jespersen	Kanovsky	Kaufman	Lackenbauer	Maidment	Piper	Snyder	Summary
Professional Background
Accounting & Finance	√					√		√	√			4
Communications					√		√			√		3
Economics & Business	√		√		√	√		√				5
Engineering & Technical						√						1
Banking					√			√	√	√		4
Government Affairs; Public Administration				√	√					√		3
Human Resources			√		√			√		√		4
Law		√		√			√					3
Marketing			√					√			√	3
Management Role
CEO/CFO/Senior Executive	√	√	√		√	√	√		√	√	√	9
Business Owner/Advisor		√			√	√						3
Public Life				√	√							2
Business Segment
Electric Energy/Utility		√		√	√	√		√			√	6
Financial Services/Investment					√	√		√	√			4
Government				√	√		√	√		√		5
Oil & Gas		√	√	√	√	√		√				6
Technology/Research/Telecommunication	√				√		√					3
Specific Representations
Environmental Matters				√						√		2
Labour			√		√							2

Board Committees and Membership

Committees (Number of Members)
	Audit	Governance	Human Resources
	(5)	(5)	(5)
Management Director – Not Independent
Stephen S. Snyder
Independent Outside Directors
William D. Anderson	Chair
Stephen L. Baum	√		√
Stanley J. Bright			√
Timothy W. Faithfull			Chair
Gordon D. Giffin		Chair
C. Kent Jespersen		√
Michael M. Kanovsky	√
Donna Soble Kaufman	(ex-officio)	(ex-officio)	(ex-officio)
Gordon S. Lackenbauer	√	√
Martha C. Piper		√	√

Other Public Company Directorships/Committee Appointments

Name	Other Public Company Directorships	Stock Exchange	Committee Appointments
Anderson	Gildan Activewear Inc.	TSX	Audit (Chair), Human Resources
	MDS Inc.	TSX	Chair of the Board
Baum	Computer Sciences Corporation	NYSE	Audit, Governance
Faithfull	AMEC plc	LSE	Senior Independent Director, Remuneration (Chair), Nominating, Compliance and Ethics
	Canadian Pacific Railway Limited	TSX	Corporate Governance and Nominating, Health Safety Security and Environment (Chair), Management Resources Compensation
Giffin	Canadian Imperial Bank of Commerce	TSX	Management Resources and Compensation
	Canadian National Railway Company	TSX	Human Resources, Audit, Strategic Planning, Finance
	Canadian Natural Resources Limited	TSX	Audit, Governance (Chair)
	Just Energy Income Fund	TSX	Risk, Human Resources
Jespersen	Axia NetMedia Corporation	TSX	Audit, Compensation
	CanElson Drilling Inc.	TSX Venture	Reserve
	CCR Technologies Ltd.	CNSX	Chair
	Matrikon Inc.	TSX	Governance and Compensation
	Orvana Minerals Corp.	TSX	Chair
Kanovsky	ARC Energy Trust	TSX	Governance, Risk, Reserve
	Argosy Energy Inc.	TSX	None
	Bonavista Energy Trust	TSX	Audit, Reserve, Compensation
	Devon Energy Corporation	NYSE	Audit, Governance
	Pure Technologies Ltd.	TSX Venture	Audit, Compensation
Soble Kaufman	BCE Inc.	TSX	Nominating and Corporate Governance
	Bell Canada	TSX	Nominating and Corporate Governance
Lackenbauer	NAL Oil & Gas Trust	TSX	Audit, Reserve and Corporate Governance
Piper	Bank of Montreal	TSX	Human Resources and Management Compensation, Audit
	Shoppers Drug Mart	TSX	Human Resources
Snyder	Intact Financial Corporation	TSX	Audit and Risk
Conduct Review and Corporate Governance

Meeting Attendance

Directors are expected to attend all regularly scheduled meetings of the Board and its committees and to exercise best efforts to attend all special meetings of the Board and its committees.

	Committee Meetings
Name	Board Meetings(1)		Audit		Governance		Human Resources		Special Board Meetings
Anderson	9 of 9	100%	12 of 12	100%	-	-	-	-	10 of 11
Baum	9 of 9	100%	11 of 12	92%	-	-	7 of 7	100%	11 of 11
Bright	9 of 9	100%	-	-	-	-	8 of 8	100%	11 of 11
Faithfull(2)	9 of 9	100%	5 of 5	100%	-	-	7 of 7	100%	11 of 11
Giffin(3)	9 of 9	100%	1 of 1	100%	6 of 6	100%	-	-	11 of 11
Jespersen(2)	9 of 9	100%	-	-	6 of 6	100%	5 of 5	100%	11 of 11
Kanovsky(2)	9 of 9	100%	12 of 12	100%	3 of 3	100%	-	-	11 of 11
Kaufman(4)	9 of 9	100%	12 of 12	100%	6 of 6	100%	7 of 7	100%	11 of 11
Lackenbauer	9 of 9	100%	12 of 12	100%	6 of 6	100%	-	-	11 of 11
Piper	8 of 9	89%	-	-	5 of 6	83%	8 of 8	100%	8 of 11
Snyder(5)	9 of 9	100%	-	-	-	-	-	-	11 of 11

Notes:

(1)                   There were 9 regularly scheduled Board meetings and 11 special Board meetings in 2009.

(2)                   Mr. Faithfull was a member of the Audit and Risk Committee (the “ARC”) until April 29, 2009. Mr. Jespersen was a member of the Human Resources Committee (the “HRC”) until April 29, 2009. Mr. Kanovsky was a member of the GEC until April 29, 2009.

(3)                   Mr. Giffin was invited to attend one meeting of the ARC.

(4)                   Mrs. Kaufman is an ex-officio member of each committee.

(5)                   Mr. Snyder is not a member of any committee of the Board.

Unless contrary instructions are indicated on the paper, telephone or Internet proxy form, the persons designated in the enclosed Proxy intend to vote FOR the election of the proposed nominees listed above.

3.             Appointment of Auditors

The ARC and the Board recommend that Ernst & Young LLP, Chartered Accountants, the present auditors of the Company, be reappointed as the auditors of the Company to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board.

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2009 and December 31, 2008, Ernst & Young LLP and its affiliates were paid $3,562,032 and $3,372,142, respectively, as detailed below:

Ernst & Young LLP
Year Ended Dec. 31	2009	2008
Audit Fees	$2,679,080	$2,594,183
Audit related fees	824,631	432,343
Tax fees	58,321	345,616
Total	$3,562,032	3,372,142

No other audit firms provided audit services in 2009 or 2008.  The nature of each category of fees is described below:

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Company’s annual financial statements or services provided in connection with statutory and regulatory filings or engagements, including the translation from English to French of the Company’s financial statements and other documents. Total audit fees for 2009 include payments related to 2008 in the amount of $1,212,080.  Total audit fees for 2008 include payments related to 2007 in the amount of $1,403,923.

Audit-Related Fees

The audit-related fees in 2009 were primarily for work performed by Ernst & Young LLP in relation to the implementation of International Financial Reporting Standards, public equity and debt offerings and miscellaneous accounting advice provided to the Corporation.

Tax Fees

The majority of tax fees for 2009 relate to various tax related issues in our foreign operations.

Pre-Approval Policies and Procedures

The ARC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence.  In May 2002, the ARC adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the ARC for other permissible categories of non-audit services, such categories being determined under the Sarbanes-Oxley.  The policy also provides that the Chair of the ARC may approve permissible non-audit services during the quarter and report such approval to the ARC at its next regularly scheduled meeting.  In addition, this year, the ARC granted management the authority to approve de minimus permissible non-audit services (which are in the aggregate the lesser of 5% of the total fees paid to the external auditors or $125,000) provided such services are reported to the ARC at its next scheduled meeting.

Unless contrary instructions are indicated on the paper, telephone or Internet proxy form, the persons designated in the enclosed Proxy intend to vote FOR the reappointment of Ernst & Young, LLP Chartered Accountants, as auditors of the Company to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the Board.

4.             Amendments to the Share Option Plan

On May 15, 1995, the Company’s Option Plan was ratified and approved by shareholders.  The Option Plan, which is an incentive program for all employees, was most recently amended with shareholder approval on May 3, 2001.  Although the Option Plan’s scope allows for the granting of options to any employees, the HRC of the Board has exercised its discretion to limit the availability of the Option Plan at the present time to employees below the manager level.

Summary of Material Terms of the Option Plan

Under the Option Plan, the HRC may, from time to time, designate employees of the Company and its subsidiaries (including directors if they are employees of the Company or its subsidiaries) to whom options to purchase common shares of the Company may be granted.  The Option Plan provides for a fixed maximum of 13,000,000 common shares reserved for issuance pursuant to the Option Plan, which represents approximately 6% of the issued and outstanding common shares of the Company, and also provides that the aggregate number of common shares that may be issued at any time under the Option Plan and the PSOP not exceed 13,000,000 common shares.  Of this fixed maximum, 5,987,845 common shares, representing approximately 3% of the issued and outstanding common shares, have been issued upon the exercise of previously granted options and are not available for future grants.  Currently, 5,011,755 common shares are reserved for issuance pursuant to the Option Plan, which represents approximately 2% of the issued and outstanding common shares.  There are presently options outstanding to acquire 2,322,191 common shares, which represents approximately 1% of the issued and outstanding common shares.

The number of common shares that may be acquired under an option granted to a participant, the exercise price, any restrictions on the exercise of the option and the expiry date of the option shall be determined by the HRC at the time the option is granted, provided that the aggregate number of common shares reserved for issuance under the Option Plan, together with all other security based compensation arrangements of the Company, to any one participant shall not exceed 5% of the issued and outstanding common shares.

Options may be exercised at a price (the “Exercise Price”) which shall be fixed by the HRC at the time the option is granted.  No option shall be granted with an Exercise Price less than the last sale price of board lots of the common shares on the TSX on the last business day prior to the day the option is granted.

Options are generally granted for a term expiring on the tenth anniversary of the date of grant and typically either vest as to one third on each of the first, second and third anniversaries following the date of grant.  Options are not transferable or assignable but shall, in certain circumstances, enure to the benefit of the optionholder’s executors or personal representatives in the event the participant dies.

In the event of termination of employment of a participant for cause, any outstanding options will expire on the date of termination.  In the event of termination of employment of a participant for any reason except cause, the participant may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for sixty days following such termination or until the normal expiry date of such options, if earlier.

Subject to the provisions applicable in the case of the death of a participant, as discussed above, in the event of termination of employment of a participant due to retirement under a retirement plan of the Company or any of its subsidiaries or due to permanent disability of participant, the participant may, at his or her discretion, select either: (i) until the earlier of one year after such termination or the normal expiry date of the option, the option may be exercised in respect of all common shares which are subject of the option, whether or not the option exercise time pertaining to such options shall have occurred; or (ii) exercise the option otherwise in accordance with its terms.  The participant has sixty days following termination to inform the Company which of these two options he or she has chosen.

The Option Plan also contains anti-dilution provisions designed to ensure appropriate adjustments are made to the number of shares issuable upon the exercise of the options and the option price per common share in the event of a subdivision or consolidation of TransAlta’s common shares, the payment of stock dividends, the operation of the Company’s Rights Plan (as defined herein) and under other similar circumstances.

Summary of Proposed Amendments to Option Plan

During this fiscal year, the Board approved, upon the recommendation of the HRC, certain amendments to the Option Plan, subject to shareholder approval, the effects of which are as follows:

(a)           To provide that the aggregate number of common shares that may be issued at any time under the Option Plan, the PSOP and any other share compensation arrangements of the Company, be limited to 13,000,000 common shares;

(b)           To replenish for issuance status under the Option Plan 1,488,245 common shares previously issued under the Option Plan, which replenishment will result in the Company having an aggregate of 6,500,000 common shares reserved for issuance under the Option Plan;

(c)           To add “change of control” provisions to the Option Plan, thereby allowing the Board to, without the need for the consent of any participant under the Option Plan, take one or more of the following actions contingent upon the occurrence of that “change of control”:  (i) cause any or all outstanding options to become fully vested and immediately exercisable, in whole or in part; (ii) cause any outstanding option to become fully vested and immediately exercisable for a reasonable period in advance of the change of control and, to the extent not exercised prior to that change of control, cancel that option upon closing of the change of control; (iii) cancel any option in exchange for a substitute award; (iv) cancel any option in exchange for cash with a value equal to: (A) the number of common shares subject to that option, multiplied by (B) the difference, if any, between the fair market value per common share on the date of the change of control and the exercise price of that option; provided, that if such fair market value does not exceed the exercise price of any such option, the Board may cancel that option without any payment of consideration therefore;

Under the Option Plan, a “change of control” means the occurrence of any of: (i) the sale to or acquisition by a person, a group of persons or persons acting jointly or in concert or persons associated or affiliated, within the meaning of the Canada Business Corporations Act, with any such person, group of persons or any of such persons acting jointly or in concert (a “Holder”) (except the Company or a subsidiary) of assets of the Company or its subsidiaries having a fair market value greater than 50% of the fair market value of the assets of the Company and its subsidiaries on a consolidated basis determined as of the date of the completion of the transaction or series of integrated transactions, whether such sale or acquisition occurs by way of a reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or similar transaction or series of integrated transactions; (ii) any Holder becoming the beneficial owner, directly or indirectly, of 50% or more of the voting securities of the Company, except for any such acquisition (a) by the Company or a subsidiary, or (b) by any underwriter or underwriters temporarily holding voting securities pursuant to an offering of such voting securities; (iii) any reorganization, recapitalization, consolidation, amalgamation, arrangement, merger, transfer, sale, business combination or other similar transaction or series of integrated transactions involving the Company, its subsidiaries or its shareholders, where record holders of the voting securities of the Company immediately prior to such transaction or series of transactions hold less than 50% of the voting securities of the Company or of the continuing entity following the completion of such transaction or series of transactions; or (iv) a change in the composition of the Board such that individuals who are members of the Board (the “incumbent Board”) cease for any reason to constitute at least 50% of the Board, and for this purpose a new director will be considered a member of the incumbent Board if the appointment or nomination for election of such new director was approved by at least a majority of the incumbent Board;

(d)           To add insider limits on participation under the Option Plan that provide the number of the common shares: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Option Plan, or when combined with all of the Company’s other security based compensation arrangements, can not exceed 10% of the Company’s total issued and outstanding common shares, respectively;

(e)           To revise the amendment and termination provisions of the Option Plan.  The Toronto Stock Exchange (the “TSX”) requires that each issuer must include detailed amendment provisions in its stock option plan, failing which, all future amendments require shareholder approval, including amendments of a minor or housekeeping nature. Currently, the Option Plan provides that the Board may, from time to time and subject to any required approvals of the TSX, amend the Option Plan.  In order to comply with the amendment procedures required by the TSX, the Company is proposing to revise the amending provisions of the Option Plan to provide that the Board may, at any time, amend or revise the terms of the Option Plan, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any options previously granted under the Option Plan.  The Board will also have the discretion to make amendments which it may deem necessary, without having to obtain shareholder approval.  The proposed Option Plan revisions also provide that, notwithstanding the foregoing powers to amend the Option Plan, the following may not be amended without approval of the shareholders of the Company: (a) increases to the maximum or number of common shares reserved for issuance under the Option Plan; (b) amendment to the amending provisions of the Option Plan that would grant additional powers to the Board to amend the Option Plan or entitlements without shareholder approval; (c) reduction in the exercise price of options or other entitlements held by insiders; (d) extension of the term of options held by insiders; and (e) changes to the insider participation limits which result in shareholder approval to be required on a disinterested basis;

(f)            To add a “clawback” provision whereby the Board may seek reimbursement of compensation paid to an executive officer, including under the Option Plan, if such compensation was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of TransAlta’s financial statements filed with any securities regulatory authorities and the Board determines the executive engaged in gross negligence, intentional misconduct, or fraud that caused or partially caused the need for the substantial restatement; and

(g)           To make other minor amendments and amendments necessary to fully reflect those amendments set forth in (a) through (f) hereof.

Shareholders are being requested to approve a replenishment in the number of common shares reserved for issuance under the Option Plan by 1,488,245.  This is considered a sufficient number of common shares to adequately provide for all option awards for the next 7-8 years.  As at December 31, 2000, the Company had 145.7 million shares issued and outstanding and, as at December 31, 2009, had 218.4 million shares issued and outstanding, reflecting a 50% increase in the Company’s issued and outstanding share capital during this period.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by a disinterested shareholder vote at the Meeting, a resolution, the text of which is set out in Appendix “A” of this Proxy Circular (the “Option Plan Resolution”), to approve the amendments to the Option Plan discussed above.  If the Option Plan Resolution is not passed, the Option Plan will continue on the same terms as it was the day before the Meeting.  For purposes of the Option Plan Resolution, disinterested shareholder approval means approval by a majority of the votes cast at the Meeting excluding votes attached to common shares beneficially owned by insiders to whom options may be granted under the Option Plan.

The Board unanimously recommends that shareholders vote in favour of the Option Plan Resolution.

Unless contrary instructions are indicated on the paper, telephone or Internet proxy form, the persons designated in the enclosed Proxy intend to vote FOR the Option Plan Resolution.

5.             Amendments to the Performance Share Ownership Plan

The Company’s PSOP was ratified and confirmed on May 15, 1998 and 2,000,000 common shares were reserved for issuance under the PSOP at that time.  An additional 2,000,000 common shares were reserved for issuance under the PSOP at the Company’s Annual and Special Meeting of Shareholders held on May 3, 2001.

Summary of Material Terms of the PSOP

The PSOP is designed to reinforce and drive achievement of the Company’s long term goal to increase shareholder value by awarding Company shares to participants and any payments made under the PSOP are wholly performance driven.

The PSOP is administered by the HRC and is available to members of senior management who have been designated participants by the HRC upon the advice of the Chief Executive Officer.  Under the PSOP, the HRC has the authority, at its discretion, to determine the PSOP compensation of each participant in the PSOP for each calendar year.  The aggregate number of common shares that may be issued under the PSOP shall not exceed 4,000,000, which represents approximately 2% of the issued and outstanding shares of the Company, and the aggregate number of common shares that may be issued pursuant to the PSOP and the Option Plan may not exceed at any time 13,000,000 common shares.  Of the 4,000,000 share fixed maximum, 1,361,271 common shares have been issued under the PSOP and are not available for future grants, which represents approximately 1% of the issued and outstanding common shares. Currently, 2,638,729 common shares are reserved for issuance pursuant to the PSOP, which represents approximately 1% of the issued and outstanding common shares.  There are presently PSOP units outstanding in respect of 2,075,620 common shares, which represents approximately 1% of the issued and outstanding common shares.

The PSOP provides the potential for senior management to be awarded common shares of TransAlta based on the total shareholder return (“TSR”) achieved by the Company.  PSOP grants are presently made based on TransAlta’s TSR relative to the TSR performance of the approved Comparator Group (as defined herein) over a three year period.

The PSOP provides a target number of shares based on a percentage of base pay for achieving TSR at the 50th percentile of the TSX Index or Comparator Group, up to a maximum of two times target for achieving TSR at the 75th percentile.  Performance below the 50th percentile results in a prorated, reduced share award.

The PSOP performance cycle runs for three years.  At the end of each three year cycle, the number of shares earned is computed based on actual TSR performance as described above, and increased by such number of shares that the participant would have been entitled to receive as reinvested dividends, as if the participant had received the original award of shares on the first day of the performance cycle.  Taxes are then deducted from the amount and fifty percent of the balance of the shares is issued to the participant.  The remaining 50% is placed in trust for a further year before being released.  As an alternative to issuing shares in settlement of PSOP compensation, the Company may elect to pay participants a cash amount equivalent to the market value of such shares, less any withholding taxes or other deductions the Company is required by law to make with respect to such compensation.

During any one year period, the Corporation is prohibited from issuing common shares under the PSOP and the Option Plan in the aggregate to: (a) insiders in excess of 10% of the outstanding issue or (b) to any one insider in excess of five percent of the outstanding issue.

In the event a participant under the PSOP takes retirement under a retirement plan of the Company, ceases employment due to a disability (provided that such participant worked at least 500 hours during the determination period prior to ceasing employment due to such disability) or dies while in the active employment of the Company, (i) if the determination period has been completed prior to retirement, ceasing active employment or death, as applicable, the participant shall be entitled to their PSOP compensation for such period; and (if) if the determination period has not been completed at such time, the participant will be entitled to receive the PSOP compensation they would have been entitled to if the determination period had ended on the last day of the fiscal year ending prior to retirement, ceasing active employment or death, as applicable.

In the event a participant’s employment is terminated voluntarily or involuntarily with cause during a determination period, the participant is not entitled to receive the PSOP compensation for such period.  Where the termination was involuntary without cause, then provided the participant worked at least 500 hours during the determination period prior to termination, (i) if the determination period was completed prior to the last day of employment, or during the notice period for termination or during a period for which severance is paid in lieu of notice, the participant will be entitled to receive the PSOP compensation for such period; or (ii) if the determination period was not completed prior to such periods, the participant will, subject to certain reductions, be entitled to the PSOP compensation the participant would have been entitled to receive if the determination period was deemed to have ended on the last day of the fiscal year ending immediately prior to the date the participant ceased to be employed.

In the event of a parental leave of absence, a participant is entitled to receive the PSOP compensation they would have been entitled to had they not taken such leave, subject to certain restrictions and limitations.

The PSOP also contains anti-dilution provisions designed to ensure appropriate adjustments are made to the number of units which are issued as PSOP compensation in the event of a subdivision or consolidation of TransAlta’s common shares, the payment of stock dividends, the operation of the Company’s Rights Plan (as defined herein) and under other similar circumstances.

The PSOP does not authorize the assignment of any rights under the PSOP by participants.

Summary of Proposed Amendments to the PSOP

The Board has approved, upon the recommendation of the HRC, certain amendments to the PSOP, subject to shareholder approval, the effects of which are as follows:

(a)           To provide that the aggregate number of common shares that may be issued at any time under the PSOP be set at 13,000,000 common shares and that the aggregate number of common shares that may be issued at any time under the PSOP, the Option Plan and any other share compensation arrangements of the Company be limited to 13,000,000 common shares;

(b)           To replenish for issuance status under the PSOP 3,861,271 common shares previously issued under the PSOP, which replenishment will result in the Company having an aggregate of 6,500,000 reserved for issuance under the PSOP;

(c)           To add “change of control” provisions to the PSOP, thereby allowing the Board to, in its sole and absolute discretion and without the need for the consent of any participant under the PSOP, take one or more of the following actions contingent upon the occurrence of that “change of control”: (i) cause any or all outstanding units to become vested and immediately exercisable, in whole or in part; (ii) cause any outstanding units to become fully vested and immediately exercisable for a reasonable period in advance of the “change of control” and, to the extent not exercised prior to that “change of control”, cancel that unit upon closing of the “change of control”; (iii) cancel any unit in exchange for a substitute award; and (iv) with respect to any unit held by a participant, cancel that unit in exchange for cash and/or other substitute consideration with a value equal to the number of common shares subject to that unit;

Under the PSOP, a “change of control” would have the same meaning as a “change of control” under the Option Plan, as described in detail above under “Amendments to the Stock Option Plan – Proposed Amendments to the Option Plan”;

(d)           To add insider limits on participation under the PSOP that provide the number of the common shares: (i) issued to insiders of the Company, within any one year period, and (ii) issuable to insiders of the Company, at any time, under the PSOP, or when combined with all of the Company’s other security based compensation arrangements, can not exceed 10% of the Company’s total issued and outstanding common shares, respectively;

(e)           To revise the amendment and termination provisions of the PSOP, to bring such amendment procedures in line with the requirements of the TSX.  Currently, the PSOP provides that the Board may, from time to time and subject to any required approvals of the TSX, amend the PSOP.  In order to comply with the amendment procedures required by the TSX, the Company is proposing to revise the amending provisions of the PSOP to provide that the Board may, at any time, amend or revise the terms of the PSOP, subject to the receipt of all necessary regulatory approvals, provided that no such amendment or revision shall alter the terms of any units previously granted under the PSOP.  The Board will also have the discretion to make certain amendments which it may deem necessary, without having to obtain shareholder approval; provided that the following may not be amended without approval of the shareholders of the Company: (a) increases to the maximum or number of common shares reserved for issuance under the PSOP; (b) amendment to the amending provisions of the PSOP that would grant additional powers to the Board to amend the PSOP or entitlements without shareholder approval; (c) reduction in the exercise price of units or other entitlements held by insiders; and (d) changes to the insider participation limits which result in shareholder approval to be required on a disinterested basis;

(f)            To add a “clawback” provision identical to the “clawback” provision proposed for inclusion in the Option Plan, as described in detail above under “Amendments to the Stock Option Plan – Proposed Amendments to the Option Plan”; and

(g)           To make other minor amendments and amendments necessary to fully reflect those amendments set forth in (a) through (f) hereof.

Shareholders are being requested to approve a replenishment in the number of common shares reserved for issuance under the PSOP by 3,861,271, representing approximately 2% of the issued and outstanding common shares, and an increase in the number of common shares issuable under the PSOP from 4,000,000 to 13,000,000, while keeping the aggregate number of common shares that may be issued under all of the Company’s share compensation plans fixed at 13,000,000.  This is considered a sufficient number of common shares to adequately provide for all PSOP awards for the next 7-8 years.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by a disinterested shareholder vote at the Meeting, a resolution, the text of which is set out in Appendix “B” of this Proxy Circular (the “PSOP Resolution”), to approve the amendments to the PSOP discussed above.  If the PSOP Resolution is not passed, the PSOP will continue on the same terms as it was the day before the Meeting.  For purposes of the PSOP Resolution, disinterested shareholder approval means approval by a majority of the votes cast at the Meeting excluding votes attached to common shares beneficially owned by insiders to whom PSOP compensation may be paid under the PSOP.

The Board unanimously recommends that shareholders vote in favour of the PSOP Resolution.

Unless contrary instructions are indicated on the paper, telephone or Internet proxy form, the persons designated in the enclosed Proxy intend to vote FOR the PSOP Resolution.

6.             Continuing, ratifying, confirming and approving the Shareholder Rights Plan

The Company has in place a shareholder rights plan (the “Rights Plan”), under the terms of the Shareholder Rights Plan Agreement dated as of October 13, 1992, as amended, between the Company and CIBC Mellon Trust Company, as Rights Agent (the “Rights Agent”).

The Company has reviewed its Rights Plan for conformity with current practices with respect to shareholder rights plan design and has determined that since April 2007, when the Rights Plan was last approved by shareholders, there have been few, if any, material changes to such rights plan design.  On February 23, 2010, the Board resolved to continue the Rights Plan by approving a Shareholder Rights Plan Agreement dated as of October 13, 1992, as amended and restated as of April 29, 2010 (the “2010 Rights Plan Agreement”).  The Rights Plan embodied in the 2010 Rights Plan Agreement is the same in all material aspects as the prior Rights Plans and if approved by the shareholders at the Meeting, will expire at the close of business on the date of the Company’s 2013 annual meeting of shareholders, unless extended by a further vote of the shareholders.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, a resolution, the text of which is set forth in Appendix “C” of this Proxy Circular (the “Rights Plan Resolution”), to continue, ratify, confirm and approve the Rights Plan.  For the Rights Plan to continue in effect after the Meeting, the Rights Plan Resolution must be passed by the majority vote of shareholders.  If the Rights Plan Resolution is not passed by a majority vote of shareholders, the Rights Plan will terminate.

Objective

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for the Company and to provide every shareholder with an equal opportunity to participate in such a bid.  The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

In adopting the Rights Plan, the Board considered the legislative framework in Canada governing take-over bids.  Under provincial securities legislation, a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, aggregate 20% or more of the outstanding shares of a corporation.  The existing legislative framework for take-over bids in Canada continues to raise the following concerns for shareholders of the Company:

Time

Current legislation permits a take-over bid to expire 35 days after it is initiated.  While this represents more time than the 21-day period in effect prior to recent amendments to securities laws, the Board is of the view that even 35 days may not be sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and unhurried decision.  The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 business days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the common shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or the Acquiring Person, their Associates, and Affiliates, and persons acting jointly or in concert with the Offeror or the Acquiring Person).  The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value.  Those alternatives could include, if deemed appropriate by the Board, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

Pressure to Tender

A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that in failing to do so, the shareholder may be left with illiquid or minority discounted common shares.  This is particularly so in the case of a partial take-over bid for less than all of the common shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the common shares.  The Rights Plan provides the shareholder with a tender approval mechanism which is intended to ensure that the shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

By requiring that a bid remain open for acceptance for a further 10 business days following public announcement that more than 50% of the common shares held by Independent Shareholders have been deposited, a shareholder’s decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a company that is the subject of a take-over bid.

Other

While existing provincial securities legislation has substantially addressed many concerns in this regard, there remains the possibility that control of the Company may be acquired pursuant to a private agreement in which one or a small group of shareholders dispose of common shares at a premium to market price which premium is not shared with the other shareholders.  In addition, a person may slowly accumulate common shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.  The Rights Plan addresses these concerns by applying to all acquisitions of greater than 20% of the common shares, to better ensure that shareholders receive equal treatment.

Summary

The following is a summary of the principal terms of the Rights Plan which is qualified in its entirety by reference to the text of the Rights Plan.  A shareholder or any other interested party may obtain a copy of the Rights Plan by contacting in writing the Director, Investor Relations, TransAlta Corporation, Box 1900, Station “M”, 110 - 12th Avenue S.W., Calgary, Alberta, T2P 2M1; or by telephone at 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; by fax at (403) 267-2590; or by e-mail at investor_relations@transalta.com.

Effective Date

The effective date of the Rights Plan is December 31, 1992 (the “Effective Date”).

Term

The term is to the close of business on the date of the Company’s 2013 annual meeting or May 31, 2013, whichever is earlier.

Issue of Rights

On the Effective Date, one right (a “Right”) was issued and attached to each common share outstanding and attaches to each common share subsequently issued.

Rights Exercise Privilege

The Rights will separate from the common shares and will be exercisable eight trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the common shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”).  The acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”.  Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.  Eight trading days after the occurrence of the Flip-in Event, each Right, other than those held by the Acquiring Person, will permit the purchase of $200 worth of common shares for $100.

The issue of the Rights is not initially dilutive.  Upon a Flip-in Event occurring and the Rights separating from the common shares, reported earnings per share on a fully diluted or non-diluted basis may be affected.  Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-Up Agreements

A bidder may enter into Lock-up Agreements with the Company’s shareholders (“Locked-up Persons”) whereby such shareholders agree to tender their common shares of the Company to the take-over bid (the “Subject Bid”) without a Flip-in Event (as referred to above) occurring.  The Lock-up Agreement must either:  (i) permit the Locked-up Person to withdraw the common shares of the Company from the lock-up to tender to another bid or to support another transaction that in either case will provide greater value to the shareholder than the Subject Bid; or (ii) permit the Locked-up Person to withdraw from the agreement in order to tender or deposit the common shares to another transaction or to support another transaction that contains an offering price that exceeds the value of the Subject Bid by as much or more than a specified amount as long as the Lock-up Agreement does not provide for a specified amount that exceeds 7% of the value of the Subject Bid.  For purposes of clarity, a Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give an Offeror an opportunity to match a higher price in another transaction as long as the shareholder can accept another bid or tender to another transaction.

Any Lock-Up Agreement must be made available to the Company and to the public, and under a Lock-up Agreement no “break up” fees, “top up” fees, penalties, expenses reimbursement or other amounts that exceed in aggregate the greater of:  (i) 2½% of the value payable under the Subject Bid; and (ii) 50% of the amount by which the value received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender common shares to the Subject Bid or withdraws common shares previously tendered thereto in order to deposit such common shares to another take-over bid or support another transaction.

Certificates and Transferability

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the common shares issued from and after the Effective Date and are not transferable separately from the common shares.  From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the common shares.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(a)           the take-over bid must be made by way of a take-over bid circular;

(b)           the take-over bid must be made to all shareholders;

(c)           the take-over bid must be outstanding for a minimum period of 60 days and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the common shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and

(d)           if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence.  A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days which conforms to securities legislation requirements.

Waiver

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of common shares.  Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Company made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Rights Plan has been waived.

Redemption

The Board with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per common share.  Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose.  The directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

Board of Directors

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Company.  The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Investment Advisors

Investment advisors (for fully managed accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

Recommendation of the Board

The Board has determined that the Rights Plan continues to be in the best interests of the Company and the shareholders.  The Board unanimously recommends that shareholders vote in favour of the Rights Plan Resolution.

At the Meeting, the Rights Plan resolution set forth in Appendix “C” of this Proxy Circular will be placed before shareholders for approval.

Unless specified in a form of paper, telephone or Internet Proxy form that the common shares of the Company represented by the proxy shall be voted against the Rights Plan Resolution, respecting the continuance, ratification, confirmation and approval of the Rights Plan, it is the intention of the persons designated in the enclosed proxy form to vote FOR the Rights Plan Resolution.

7.             Shareholder Proposals

After reviewing TransAlta’s revised Corporate Governance Guidelines and the Company’s commitment to adopting a non-binding advisory vote with respect to the Company’s approach to executive compensation at its 2011 Annual Meeting of Shareholders, Meritas/SHARE withdrew its shareholder proposal requesting that the Company adopt a policy to that effect.

8.             Other Matters

Management knows of no other matter to come before the Meeting.  The accompanying Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  If any other matters, which are not known to management, properly come before the Meeting, the shares represented by proxies in favour of management nominees will be voted on such matters in accordance with the best judgment of such nominees.

REPORT ON DIRECTOR COMPENSATION

TransAlta’s compensation practices for directors are designed to reflect the size and complexity of the industry and to reinforce the emphasis that the Company places on aligning directors’ compensation with the interests of shareholders.  The market competitiveness of directors’ compensation is reviewed annually by the GEC against companies of similar size and scope in Canada.  The companies reviewed are those with which the Company directly competes for executive talent and are in the power or energy business.  The Canadian based companies reviewed form part of the Comparator Group which is outlined in the Proxy Circular, under “Statement of Executive Compensation - Benchmarking to Ground all Compensation Decisions”.

TransAlta provides its directors with a compensation package consisting of an annual retainer, meeting fees and equity based compensation in the form of shares or deferred share units (“DSUs”).  The Company’s total compensation philosophy targets total compensation between the 50th and 60th percentile of the Comparator Group.  This is intended to attract and retain qualified talent to serve on the Board.

For the financial year ended December 31, 2009, each non management director was eligible to receive the following compensation:

Director Annual Retainer Fee	Directors receive 3,200 common shares or DSUs (see below) and $30,000 payable in cash, common shares or DSUs.

Board Chair Annual Retainer Fee	$190,000, plus the Director Annual Retainer Fee.

Committee Chair Annual Retainer Fee	$25,000 per year for the Chair of the ARC and $15,000 per year for the Chair of the HRC and GEC.

Board and Committee Meeting Fee	$1,500 per meeting attended in person or by phone.

TransAlta also pays a travel day fee of $1,500 for directors who travel more than 1,000 kilometres for a meeting and $3,000 for directors who travel more than 7,500 kilometres for a meeting.  Directors are reimbursed for all out of pocket expenses incurred for attending meetings.

Deferred Share Units

Each DSU is a bookkeeping entry having the same value as one common share of the Company, but is not paid until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Company throughout the director’s period of Board service.  DSUs are allocated to each director’s account in accordance with the terms of the Directors Deferred Share Unit Plan which provides that units shall be allocated on the basis of the closing price of a TransAlta common share on the TSX on the 15th day of the last month of each compensation quarter, being the months of March, June, September and December.  The DSU account of each director is also credited with units equivalent to cash dividends paid on common shares.  Upon retirement from the Board, the director will receive a cash amount equal to the number of DSUs held by such director in his/her account calculated on the basis of the market value of a TransAlta common share at the time the amount is payable, less applicable taxes.  At December 31, 2009, the accrual in respect of DSUs currently outstanding to directors was $4,604,924.56 (1).

Note:

(1)                                     Based on the closing price of a TransAlta common share on December 31, 2009 of $23.48.

Directors’ Shareholding Requirements

The Board believes that directors’ compensation should align with shareholders’ interests.  As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (purchased on the open market) or in DSUs, described above.  Effective January 1, 2008, each director is required to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of joining the Board and new directors are required to acquire and hold the equivalent of their annual retainer within one year of joining the Board.

Shareholdings of Directors at December 31, 2009

Director and Year Appointed	Year	Total Shares and DSUs(1)	Change Year Over Year	Value(2)	Multiple of Requirement	Ownership Requirement Met

W.D. Anderson – 2003	2009	31,344	4,327	$735,957.12	2.49x	Yes

	2008	27,017

S.L. Baum – 2008	2009	5,559	3,385	$130,525.32	0.44x	Yes(3)

	2008	2,174

S.J. Bright – 1999	2009	45,470	4,970	$1,067,635.60	3.61x	Yes

	2008	40,500

T.W. Faithfull – 2003	2009	29,387	4,510	$690,006.76	2.33x	Yes

	2008	24,877

G.D. Giffin – 2002	2009	23,960	3,818	$562,580.80	1.90x	Yes

	2008	20,142

C.K. Jespersen – 2004	2009	29,969	4,140	$703,672.12	2.38x	Yes

	2008	25,829

M.M. Kanovsky – 2004	2009	51,592	5,874	$1,211,380.16	4.09x	Yes

	2008	45,718

D. S. Kaufman – 1989	2009	44,797	5,378	$1,051,833.56	3.55x	Yes

	2008	39,419

G.S. Lackenbauer – 2005	2009	17,828	5,409	$418,601.44	1.42x	Yes

	2008	12,419

M.C. Piper – 2006	2009	14,886	5,254	$349,523.28	1.18x	Yes

	2008	9,632

S.G. Snyder – 1996 (4)	2009	399,600	59,725	$9,382,608.00	9.6x	Yes

	2008	339,875

Notes:

(1)                                      Includes units credited in lieu of reinvested dividends.  See “Report on Director Compensation - Deferred Share Units” for further information on the DSU plan.

(2)                                     Based on the closing price of a TransAlta common share or DSUs as of December 31, 2009 of $23.48.

(3)                                     Mr. Baum was appointed to the Board on July 22, 2008 and has until December 31, 2011 to meet the three year requirement.  He has met the one year requirement.

(4)                                     Mr. Snyder’s shareholdings are as at February 23, 2010.  Mr. Snyder’s share ownership requirements meet the requirements of the Executive share ownership plan requiring that he owns and holds four times his base salary.

Summary of Directors’ Compensation for the Fiscal Year 2009

	Fees Earned ($)(b)				Share based awards ($) (c)(7)	All other compensation ($) (g)(8)	Total ($) (h)

Name (a)	Board Retainer Fee	Chair Fee	Board Meeting Fees	Committee Meeting Fees	[Based on grant date fair value of the award]

W.D. Anderson (1)		ARC			(3,200 DSUs)

	$30,000 Cash	$25,000	$28,500	$18,000	$67,776	$10,500	$179,776

S.L. Baum					(3,200 DSUs)

	$30,000 Cash	N/A	$30,000	$27,000	$67,776	$6,000	$160,776

S.J. Bright (2)		HRC			(3,200 DSUs)

	$30,000 Cash	$5,000	$30,000	$12,000	$67,776	$12,000	$156,776

T.W. Faithfull(3)		HRC			(3,200 DSUs)

	$30,000 DSUs	$10,000	$30,000	$18,000	$67,776	$15,000	$170,776

G.D. Giffin (4)		GEC			(3,200 Shares)

	$30,000 Cash	$15,000	$30,000	$10,500	$67,466	$15,000	$167,966

C.K. Jespersen					(3,200 DSUs)

	$30,000 Cash	N/A	$30,000	$16,500	$67,776	$0	$144,276

M.M. Kanovsky					(3,200 DSUs)

	$30,000 DSUs	N/A	$30,000	$22,500	$67,776	$7,500	$157,776

D. S. Kaufman (5)					(3,200 Shares)

	$30,000 Shares	$190,000	$30,000	$0	$67,466	$9,000	$326,466

G.S. Lackenbauer					(3,200 DSUs)

	$30,000 DSUs	N/A	$30,000	$27,000	$67,776	$3,000	$157,776

M.C. Piper					(3,200 DSUs)

	$30,000 DSUs	N/A	$24,000	$19,500	$67,776	$9,000	$150,276

L.V. Senties					(1,067 DSUs)

(retired April 26, 2009)	$10,000 DSUs	N/A	$4,500	$4,500	$20,952	$1,500	$41,452

S.G. Snyder (6)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

TOTAL	$310,000	$245,000	$297,000	$175,500	$698,092	$88,500	$1,814,092

Notes:

(1)                                      Mr. Anderson is Chair of the Audit and Risk Committee.

(2)                                      Mr. Bright resigned as a Chair of the Human Resources Committee on April 29, 2009.

(3)                                      Mr. Faithfull was appointed Chair of Human Resources Committee on April 29, 2009.

(4)                                      Mr. Giffin is Chair of the Governance and Environment Committee.

(5)                                      Mrs. Kaufman is Chair of the Board.

(6)                                      Mr. Snyder is President and Chief Executive Officer of the Company and does not receive any Director compensation.  His compensation is reported in the “Summary Compensation table” for Named Executive Officers (“NEO”).

(7)                                      Share price under this column is, with respect to DSUs, based on the closing price of a TransAlta common share on the date the shares were allocated to each director’s account.  Share price, with respect to shares purchased, is based on the actual purchase price of a TransAlta common share on the date of purchase in the open market by a third party agent.

(8)                                      This column includes travel fees paid to each director.  TransAlta pays a travel day fee of $1,500 for directors who travel more than 1,000 kilometres for a meeting and $3,000 for directors who travel more than 7,500 kilometres for a meeting.

Share-Based Awards

For information relating to share-based awards and the value vested during the year, see column (c) in the table above “Summary of Directors’ Compensation for the Fiscal Year 2009”.

STATEMENT OF EXECUTIVE COMPENSATION

Summary

Effective corporate governance is a fundamental value of the Company, which the Board and management use to guide all key activities. Having clear roles and responsibilities, establishing well defined strategies, acting in the best long-term interests of shareholders, and communicating transparently with all stakeholders are the guiding principles by which the Company demonstrates the observance of this value.

The Board has invested significant time, effort and rigor over many years to establish compensation processes and practices that underpin and help to drive the business. In producing this statement, the HRC has continued its long time practice of providing clear and full disclosure of the Company’s compensation strategy, the compensation decisions it has made, and in demonstrating the link between compensation and shareholder value.

In keeping with this practice, the HRC provides full compensation details for the Chief Executive Officer (“CEO”) and all other Executive Officers (the “Executives”) of the Company.

Comprehensive Review of Compensation Strategy

Given the existing market environment, and because the Company’s compensation strategy had been in place in its current form since 2003, the HRC undertook a comprehensive review of the Company’s compensation strategy in 2009. In conducting its review, the Committee examined the following areas:

•                 alignment of the compensation strategy with the Company’s overall goals and objectives;

•                 current market trends in compensation and governance;

•                 the adequacy of existing principles, purpose and objectives of the strategy;

•                 the appropriateness of the Comparator Group (as defined herein);

•                 the competitiveness of all elements of the compensation system to the approved Comparator Group;

•                 the effectiveness of the alignment between performance and compensation;

•                 the adequacy of the processes utilized by the HRC to set goals and targets, monitor achievement and determine compensation levels; and

•                 the alignment of Executives’ compensation to shareholders.

The HRC concluded that the strategy and its application was in general well aligned to the Company’s business objectives and effective in delivering the required results. It also concluded that some changes were desired in order to continue to promote an effective strategy in the future, one which would reflect current governance trends and:

•                 made minor amendments to the Comparator Group of Companies to reflect changes in the marketplace;

•                 implemented design changes to the Company’s variable pay plans to enhance the alignment of pay to performance;

•                 increased the overall percentages of pay for performance, with particular emphasis on equity based compensation;

•                 reinforced the processes utilized by the HRC to set goals and targets, and monitoring achievement levels;

•                 introduced an annual compensation risk review process to ensure alignment of business risk management to compensation; and

•                 introduced a compensation recoupment policy, more commonly known as “claw back” policy.

Details of these changes are included in the relevant sections of this management proxy circular.

Clearly Defined Compensation Responsibilities

As a primary part of its mandate, the HRC has the responsibility to set the Company’s overall compensation strategy (the “Strategy”), to make specific recommendations to the Board about the design and application of all elements of compensation, and to ensure that all compensation awards are implemented within the design and intent of the Strategy. The HRC is comprised of five directors, all of whom are independent: T.W. Faithfull (Chair), S.L. Baum, S.J. Bright, M.C. Piper and D. Soble Kaufman, Chair of the Board as an ex-officio member of the committee. Mr. Baum is also a member of the ARC, and Ms. Piper is also a member of the GEC.

A Compensation Process Synchronized with the Business

The HRC carries out its responsibilities on an on-going basis throughout the year at each of its committee meetings, reviewing and implementing elements of compensation in line with the Company’s core business processes, as follows:

•

at its July meeting, when the Board reviews the overall business strategy, the HRC reviews the compensation strategy and design, including a review of any inherent risks within the design, to ensure that it continues to meet the needs of the business. The HRC also reviews the total compensation of the CEO and the Executives against market compensation data at this meeting, and recommends to the Board the approval of any changes to compensation levels;

•	at its October meeting, when the Board reviews the Company’s financial plans for the coming year, the HRC approves the overall salary budget for the year, and the annual incentive plan design;
•

at its December meeting, when the Board approves the budget for the coming year, the HRC reviews and recommends the approval of the CEO’s performance goals, as well as those of the Executives, for the coming year. The HRC also plans regularly to review risk associated with compensation at this meeting;

•

at its February meeting, when the Board reviews the Company’s performance for the previous year, the HRC reviews the individual performance of the CEO, and receives and reviews the CEO’s evaluation of the performance of the Executives, and recommends approval of payout amounts for all incentive plans; and

•

at its April meeting, when the Board reviews the long range forecast for the Company, the HRC reviews the long-term incentives in place to ensure that they reinforce the key priorities of the business.

In setting the Strategy, and in designing and applying all elements of compensation, the HRC receives recommendations from management, input from its independent advisors, and information from the Comparator Group.  Additionally, throughout the year, the HRC reviews progress against the goals of each incentive plan to determine if adjustments are required based on any changes in business priorities. The overall process is carried out as illustrated in the following diagram:

Compensation Risk Review Process

In 2009, as part of the comprehensive review of the Company’s compensation strategy, the HRC determined to introduce an annual compensation risk review process. A formal process has been developed which seeks to identify all inherent risks associated with compensation, reviews what policies and practices are in place to mitigate those risks, and how effectively they are being dealt with. This analysis was conducted on an initial basis for 2009 and covered the following key areas:

•	Pay philosophy and governance;
•	Pay mix and balance;
•	Incentives and performance measurement;
•	Stock-based incentives/ownership; and

•	Other policies and provisions.

While this review represented an initial examination of this emerging governance area, which will continue to evolve, the HRC considers that the process adopted will be an effective vehicle for examining compensation risk and mitigation strategies.

Arising from the review, the Committee determined that there should be a formal statement of the Company’s approach to compensation recoupment.  It has implemented a general compensation recoupment policy, which applies to all variable compensation plans, as follows:

Compensation Recoupment Policy

“The Board may seek reimbursement for compensation awarded to an Executive in situations where (a) the payment was predicated upon achieving certain financial results that were subsequently the subject of a substantial restatement of TransAlta’s financial statements filed with any securities regulatory authorities, (b) the Executive engaged in gross negligence, intentional misconduct or fraud that caused, or partially caused the need for a restatement, and (c) the incentive compensation would have been lower had the financial results been properly reported.”

Effective Use of Independent Advisors

Management

In conducting their analysis of compensation, and in producing compensation recommendations related to the HRC’s comprehensive review of the Company’s compensation strategy in 2009, management made use of work carried out by Towers Perrin, their compensation consultant.  The mandate of Towers Perrin was to collect and analyze market data for the CEO and Executives from the HRC approved Comparator Group, and to provide input on the overall design of total compensation.  Total fees paid to Towers Perrin for these services in 2009 were $71,045.

HRC

The HRC is responsible for retaining compensation advisors and determining the terms and conditions for their services, including fees.  In 2009, the HRC retained the services of Hewitt Associates to provide independent advice on the overall competitiveness of total compensation, and to assist it with their comprehensive review of the Company’s compensation strategy.  Total fees paid to Hewitt Associates for these services in 2009 were $104,194.

Hewitt Associates separately was retained by the Company to provide relative Total Shareholder Return calculations for determining awards under the Company’s PSOP, and acts as the Company’s actuary and as one of the consultants for its retirement pension plans. Total fees paid to Hewitt Associates for these other services in 2009 were $11,192.

These other services were provided under separate engagements and by separate business units at Hewitt Associates.  The HRC has reviewed and is satisfied that Hewitt Associates was able to provide independent advice.  Nonetheless, after our fiscal year end, but prior to the filing of this proxy statement in 2010, the Committee retained the services of Meridian Compensation Partners, LLC (“Meridian”) as its principal compensation consultant.  The Company will continue to retain the services of Hewitt Associates to perform the other services described above.  Meridian is a newly formed company spun-off from Hewitt Associates and operates as an independent consultancy, wholly-owned by its partners.  It has been retained to solely provide executive compensation advisory services to the HRC and will not be engaged to provide any other services to the HRC or the Company.

In 2009, the HRC also received legal advice from Bull, Housser and Tupper LLP with regard to compensation recoupment policies.  Total fees paid to Bull, Housser and Tupper LLP for their services in 2009 were $9,743.

A Compensation Strategy that Reinforces Business Priorities

As a wholesale power generator and marketer of electricity, TransAlta’s business model is based on the capital intensive, long-cycle nature of the industry.  Operating the existing asset base efficiently and cost effectively is fundamental to meeting the Company’s short-term performance goals.  Optimizing the returns from the existing asset base, including portfolio optimization and rationalization to deal with under-performing or non-core assets, as well as effectively managing capital deployment both on existing assets and on asset growth, is key to the Company’s medium and long-term goals.  The Company’s long-term goals also include achieving an acceptable and sustainable level of shareholder return.

In setting TransAlta’s executive compensation strategy, the HRC reinforces and drives the achievement of the Company’s goals in the following ways:

•	Short-term goals through its Annual Incentive Plan (“AIC”) that rewards profitability, cash flow, key operating metrics and the achievement of strategic initiatives;
•	Medium-term goals through the Medium Term Incentive Plan (“MTI”) which rewards return on capital employed and earnings growth; and
•	Long-term goals through the PSOP which rewards shareholder value creation.

Further details of the incentive plans, their purpose and objectives are provided under “Components of Executive Compensation”.

The Strategy is also designed to provide total compensation which is competitive in the marketplace, that provides clear alignment with the interests of shareholders, and that enables the effective attraction and retention of key employees.

Benchmarking to Ground all Compensation Decisions

Competitiveness is determined from data collected by independent consulting firms, using a cross section of comparable Canadian and U.S. companies (the “Comparator Group”) with which TransAlta competes for executive talent. Companies are selected as being those with which the Company directly competes for executive talent, are in the power or energy business, and are in long cycle, capital intensive business segments.

The HRC reviews the Comparator Group annually and confirms that it continues to be appropriate. As part of the comprehensive review of compensation carried out in 2009, the HRC made modifications to the Comparator Group to reflect changes in the marketplace.

The following table provides the list of companies comprising the Comparator Group which will be used in determining overall compensation in 2010:

Canadian Based Companies	U.S. Based Companies

ATCO Ltd.	AES Corporation

Alta Gas Income Fund	Alliant Energy Corporation

Capital Power	Ameren Corporation

Emera Inc.	Calpine Corporation

Enbridge Inc.	Dynegy Inc.

Energy Savings Income Fund	Entergy Corporation

Fortis Inc.	Great Plains Energy Inc.

Gaz Métro Limited Partnership	Mirant Corporation

Husky Energy Inc.	NRG Energy, Inc.

Imperial Oil Ltd.	Pinnacle West Capital Corporation

Teck Cominco Ltd.	Spectra Energy Corp.

TransCanada Corporation	Wisconsin Energy Corporation

Total compensation is designed to pay at the 50th percentile of the Comparator Group if the CEO and Executives and the Company achieve their goals, with opportunities to achieve higher levels of pay if the individual Executive and/or the Company exceed their goals.

In utilizing compensation data from the Comparator Group, the HRC reviews the raw compensation data at the 25th, 50th and 75th percentiles for each Executive position, the same data adjusted to account for size in relation to TransAlta, and data from the Comparator Group’s most recent proxy circulars.  By doing so, the HRC ensures the competitiveness of base pay, incentive plans, and overall compensation levels relative to its compensation strategy.

A Performance Based Compensation Mix

Although the Strategy is designed to drive and reward performance and to clearly align the CEO’s and each Executive’s compensation with shareholder returns, a significant portion of compensation is designed to be at risk.  This is achieved in the following ways, when target levels of compensation are paid:

•

75% of the CEO’s total compensation, 72% of the COO’s total compensation, and 64% of the other Executive’s total compensation is determined by a combination of Company, team and individual performance (pay at risk);

•	43% of the CEO’s total compensation, 37% of the COO’s total compensation, and 36% of the other Executive’s total compensation is equity based; and
•	57% of the CEO’s total compensation, 63% of the COO’s total compensation, and 64% of the other Executive’s total compensation is cash based.

The Strategy employed for the CEO and COO is the same as for all other Executives, but is impacted by different levels of annual, medium and long-term incentive opportunities, reflecting normal marketplace differentials between the CEO, COO and other Executives.

Share Ownership Requirements to Drive Shareholder Value

The Strategy further emphasizes the alignment of the CEO and the Executives with the interests of shareholders by having a share ownership policy.  The policy permits the CEO and each Executive to build the required level of ownership over five years.  The Executives are required to own shares in TransAlta equal to two times base pay, and are required to hold these shares while they are employed by the Company.  The CEO is required to own shares equal to four times base salary and continue to hold such shares while employed as CEO of the Company.

As at February 22, 2010, share ownership for the CEO and Executives was as follows:

Name and Principal Position	Number of Shares Required (1)	Number of Shares Owned (2)	Multiple of Base Pay	Compliance to Policy

S.G Snyder President & Chief Executive Officer	166,099	399,600	9.6x	Yes

B. Burden Chief Financial Officer	40,034	65,197	3.3x	Yes

D.L. Farrell Chief Operating Officer	59,626	37,310	1.3x	On track (3)

K.S. Stickland Chief Legal Officer	38,330	75,167	3.9x	Yes

M. Williams Chief Administration Officer	29,812	46,617	3.1x	Yes

Notes:

(1)           Based on each Executive’s Base Pay and the closing price of the common shares of the Company on the TSX Composite Index on December 31, 2009 of $23.48.

(2)           Share ownership from February 22, 2010 is shown to ensure the inclusion of 2009 PSOP awards, which were approved by the Board on this date.

(3)           Ms. Farrell was appointed to the position of Chief Operating Officer in May, 2009.

Components of Executive Compensation

The total compensation paid to the CEO and Executives includes two types of remuneration: fixed compensation comprising base pay and benefit and perquisite accounts; and performance based compensation at risk comprising an annual incentive and two long-term incentive plans.  The fixed elements provide a competitive base of secure compensation necessary to attract and retain executive talent. The elements at risk reward performance, and are designed to balance decisions regarding short term gains with the longer term interests of the Company.

As part of the response to the severe downturn in markets in the latter part of 2008, compensation for the CEO and Executives were frozen at 2008 levels throughout 2009, recognizing that overall compensation levels in 2008 were conservative relative to the market. Changes made to variable pay plans by the HRC following the comprehensive review of the Company’s compensation strategy in 2009 are designed to ensure that compensation for the CEO and Executives will be competitive in the marketplace in 2010.

Base Pay

Base pay is designed to provide a level of fixed compensation that is competitive in the marketplace, and which reflects a balance of market conditions, level of responsibility, and the accountabilities of each individual. Base pay is reviewed annually, and increases are awarded to those Executives based on overall level of performance, and additionally, if required, to remain competitive with the base pay being paid to Executives in the Comparator Group, and/or to reflect additional responsibilities, accountabilities and potential of the individual.

In 2009, the CEO’s base pay level remained at the 2008 level of $975,000. The base pay of the Executives also remained at 2008 levels, with the exception of an increase awarded to the COO, following the creation of that role in May 2009.  Full details of base pay levels are provided in the “Summary Compensation Table” later in this Proxy Circular.

Annual Incentive

This element of compensation is designed to reinforce and help to drive achievement of the Company’s short-term goals.  Any payments made are cash based and wholly performance driven.

All non-union employees, including the CEO and Executives, participate in the AIC, with targets that reflect the key annual performance goals of the Company and the key goals for each Executive. Each goal is allocated a proportion of an Executive’s total annual incentive amount. The plan defines minimum, target, and maximum performance levels for each goal. For each goal, Executives are paid from a zero incentive if performance is below the minimum level, ranging up to 200% of target incentive when the performance meets, or exceeds the maximum level. In 2009, the HRC determined that 60% of the incentive opportunity of the CEO and Executives’ AIC should be based on quantitative, Company level goals, and 40% should be based on individual, quantitative and qualitative goals.

In 2009, the HRC made the following recommendations to the Board with regard to the AIC:

CEO – 2009 Performance Targets

An annual incentive opportunity of 80% of base pay was provided to the CEO for achieving target performance, as follows:

•                  16% of base pay for achieving earnings per share from continuing operations of $1.52;

•                  16% of base pay for achieving cash flow from continuing operations of $800 million;

•                  16% of base pay for achieving key operating targets, including:

•                          Safety Performance (Injury Frequency Rate) of 1.15 or less;

•                          Plant availability of 88.8% or more;

•                          Major maintenance spend of $238.2 million or less;

•                          Major maintenance Gigawatt hours lost of 2,927 or less;

•                          Various cost targets; and

•                  32% of base pay for achieving strategic goals in the following areas, approved by the Board:

•                          Maintain an investment grade balance sheet;

•                          Implement a major maintenance plan to return the coal fleet to historical availability levels;

•                          Implement the 2009 portions of the Company’s growth strategy;

•                          Develop a long-term environmental strategy for the Company; and

•                          Executive succession planning.

CEO – 2009 Actual Performance

The following table summarizes the CEOs actual performance for 2009, and details the consequential incentive earned against each goal:

Goal	Target	Actual	% Achieved	Target % of base pay	Actual % of base pay achieved

Earnings per share from continuing operations	$1.52	$0.91	0%	16%	0.00%

Cash Flow from continuing operations	$800m	$580m	0%	16%	0.00%

Key Operating targets			69%	16%	11.1%

Safety performance (IFR) Plant Availability Major maintenance spend Major maintenance GWh loss Various cost targets	1.15 88.8% $238.2m 2,927 Various	1.41 85.0% $232.2m 3,730 Various

Strategic goals			80%	32%	25.6%
1) Maintain investment grade balance sheet 2) Develop a maintenance plan to address availability issues 3) Implement growth plan 4) Develop a long term environment strategy 5) Leadership development

Overall Achievement				80%	36.7%

Strategic Goals Assessment

An investment grade balance sheet was fully achieved. Cash flow to interest, cash flow to debt and debt to capital metrics were all better than the target ranges set, despite stresses in both the electrical and financial markets. The growth strategy for the Company was well articulated, and the acquisition of Canadian Hydro Developers, Inc., along with other successful greenfield wind development, represented the effective implementation of the plan. Environmental strategy, while ongoing by its very nature, was developed substantially in 2009, and the launch of the Carbon Capture and Storage project is representative of progress in this area. Ongoing leadership development continued to be a part of the CEO’s focus, and the creation of a COO role and the associated reorganization, has set management direction effectively for the future. However, while significant progress was made on maintenance planning, the results in 2009 were not as good as planned.

As a result of the above, the Board assessed CEO performance against strategic goals to have been at 80% of target.

CEO - Reconciliation of Amendments to As Reported Performance

In determining the performance against earnings per share and cash flow, the HRC begins with earnings per share from operations as reported, and cash flow from operations as reported in the Company’s financial statements. The HRC makes adjustments to such reported results when the Committee believes that adjustments should be made to ensure an appropriate result from a performance based compensation perspective.

In 2009, there were no adjustments made to reported earnings and cash flow.

In reaching its final decision, following input from the CEO, the HRC also took into account the under performance of operating earnings from the generation business unit.

The resulting annual incentive award to the CEO for 2009, which was recommended by the HRC in February 2010 to the Board for approval, was 36.7% of base pay, and is detailed in column “f” of “Summary Compensation Table”.

For 2010, an annual incentive opportunity of 80% of base pay has again been provided to the CEO.

Executives – 2009 Performance Targets

For 2009, an annual incentive target opportunity of 50% of base pay was provided to each of the Executives(1) for achieving target performance as follows:

•                  10.0% of base pay for achieving earnings per share from continuing operations of $1.52 or more;

•                  10.0% of base pay for achieving cash flow from continuing operations of $800 million or more;

•                  10.0% of base pay for achieving safety targets set as an injury frequency rate (“IFR”) of 1.15 or less; and

•                  20.0% of base pay for performance against individual goals set by the CEO.

Note:

(1)                                      The COO has an annual incentive target opportunity of 70% of base pay, in keeping with the market for this position, making the target splits 14%, 14%, 14%, and 28% of base pay, respectively.

For each of the Executives, their final target percentage is determined by calculating the sum of their actual achievement for each of the four performance categories described above after giving effect to the percentage weighting of the targets in the four categories.

Executives – 2009 Actual Performance

Actual performance for 2009 was as follows:

•                  earnings per share from continuing operations of $0.91;

•                  cash flow from continuing operations of $580 million;

•                  IFR of 1.41; and

•                  performance against individual goals set by the CEO varied by Named Executive Officer.

Executives - Reconciliation of Amendments to As Reported Performance

As for the CEO, the HRC made no amendments to reported earnings or cash flow in determining annual incentive compensation awards for the Executives for 2009.

Details of the individual incentive awards for 2009, which were recommended by the HRC in February, 2010 are provided in column “f” of the Summary Compensation Table.

As part of the HRC’s comprehensive review of the Company’s compensation strategy, changes were made to the AIC plan for 2010, to be applied to the Executives as well as all other participants in the plan. In order to further enhance shareholder alignment and to increase the impact of individual performance on payouts, 75% of compensation earned will be paid based on the achievement of quantitative, corporate and team goals, designed to drive earnings and cash flow, and 25% will be paid based on the performance and contribution of each individual.

For 2010, an annual incentive opportunity of 50% (70% for the COO) of base pay has again been provided.

Long-Term Incentives

The CEO and Executives participate in two long-term incentive plans, each designed to align their long-term interests with those of TransAlta’s shareholders: the MTI plan, introduced in 2004; and the PSOP, in place since 1997.

MTI Plan - This element of compensation is designed to reinforce and to drive achievement of the Company’s medium-term goals. Any payments made are cash based and wholly performance driven.

The MTI is a cash plan that provides the potential for all senior management, including the CEO and Executives, to earn a percentage of base pay for achieving quantitative goals. The plan sets minimum, target and maximum performance levels. Participants can earn from zero incentive for performance below the minimum level, ranging up to 200% of target incentive for performance that meets, or exceeds, the maximum level. The MTI performance cycle runs for three years at a time. MTI grants are made once every three years, or are prorated from commencement of employment or promotion.

In 2007, an MTI opportunity of 50% of base pay at target was provided to the CEO, and an opportunity of 25% of base pay at target was provided to the Executives for the three year period 2007 to 2009. No payments were made under the MTI in 2009, as the Return on Capital Employed goal for the period 2007 to 2009 was not met. ROCE for the three years was 7.7%, against a target of 10.4%.

As part of the HRC’s comprehensive review of the Company’s compensation strategy, from 2010 onward the MTI plan will be changed from a three year cycle, to an annual grant, awarded on the third anniversary of each grant. For the period 2010 to 2012 inclusive, an opportunity of 50% of 2010’s base pay at target was provided to the CEO and COO, and an opportunity of 25% of 2010’s base pay at target was provided to the other Executives for the achievement of both ROCE and earnings growth targets over that period.

PSOP – This element of compensation is designed to reinforce and drive achievement of the Company’s long-term goal to increase shareholder value by aligning the interest of participants with those of shareholders as the opportunities for compensation under this plan are wholly performance driven.

The PSOP provides the potential for senior management, including the CEO and Executives, to be awarded compensation, at the discretion of the Board, either in cash or shares based on the total shareholder return (“TSR”) achieved by the Company. From 2007, PSOP awards were made, and continue to be made, based on TransAlta’s TSR relative to the TSR performance of the Comparator Group over a three year period.

The PSOP provides a target number of units based on a percentage of base pay for achieving TSR at the 50th percentile of the Comparator Group, ranging up to a maximum of two times target for achieving TSR at the 75th percentile. Performance below the 50th percentile results in a prorated, reduced share award and performance below the 25th percentile results in a zero payment.

The PSOP performance cycle runs for three years. At the end of each three year cycle, the number of shares earned is computed based on actual TSR performance as described above, and increased by such number of shares that the CEO or Executives, if applicable, would have been entitled to receive as reinvested dividends, as if the CEO or Executives had received the original award of shares on the first day of the performance cycle. Taxes are then deducted from the amount and the remaining value is then issued either in shares (50% at the time of issue, and the remaining 50% is placed in trust for a further year before being released) or paid wholly in cash.

Grants are made under the PSOP each year. In 2009 a PSOP grant was given to the CEO based on 130% of base pay, for the period January 1, 2009 to December 31, 2011, and PSOP grants were given to the Executives based on 70% (100% for the COO) of base pay, for the same period.

As part of the comprehensive review of compensation in 2009, the HRC amended the terms of the PSOP for the CEO and Executives for grants in 2010 onwards, in order to align the time horizon of the PSOP with the business performance cycle. Provided that shares are awarded, the change will result in 50% of an award being placed in trust for two years, as opposed to one year for other participants.  These amendments are subject to shareholder approval, which approval is being sought at this Meeting, see “Business of the Meeting- Amendments to the Performance Share Ownership Plan” earlier in this Circular.

Additionally, in order to increase the proportion of equity based compensation, the HRC increased the PSOP grants in 2010 for the period January 1, 2010 to December 31, 2012. The CEO was given a grant based on 170% of base pay, the COO was given a grant based on 130% of base pay, and the other Executives were given a grant based on 100% of base pay. The HRC is satisfied that total compensation, including these changes, remains competitive within the marketplace and works to further enhance the alignment of Executive compensation with that of shareholders.

Benefits and Perquisites

These elements of compensation are designed to provide a level of security with respect to health and welfare, while offering some flexibility to employees to meet their needs. As with base pay, these are fixed elements of compensation, and are not determined by an individual’s performance.

Benefits

All employees in the Company, including the CEO and Executives, participate in the same flexible benefits program, based on competitive practices. Life insurance, disability, medical and dental coverage are included in the program, with employees able to direct their annual benefits allowance to these elements at different levels above a base level of coverage in order to better match their particular needs. Employees are also able to contribute above their annual benefits allowance, deductions for which are made directly from payroll.

Perquisites

Car allowances are granted to senior management employees, including the CEO and Executives, at a fixed amount which vary by level of seniority, and are based on competitive market practices. Reviews of these levels are conducted periodically, and changed only if the amounts fall significantly below the market median.

Senior management employees, including the CEO and Executives, are also given a fixed amount once a year as a perquisite payment, in lieu of the Company paying for a participant’s club memberships, miscellaneous legal and financial counseling, and any incremental benefits not covered under the standard benefits program. Reviews of perquisite payment amounts are conducted in the same way as for car allowances. The HRC reviews and approves changes to benefits and perquisites based on recommendations from management.

No changes to benefit or perquisite amounts were made in 2009.

Performance and Retention Plan

In 2005, the Company adopted for the CEO and certain eligible Executives, a one-time Performance and Retention compensation opportunity. The Performance and Retention Plan (the “PRP”) is administered by the HRC. The PRP was introduced to provide an incentive to certain eligible Executives for successfully implementing TransAlta’s longer-term business strategy, for improving the Company’s financial performance and, thereby, positioning the Company for future growth. The PRP was also designed to ensure that the participants, who were key to the successful implementation of the strategy, were encouraged to remain in the employ of the Company.

The PRP was established as a cash plan to provide participants with the opportunity to earn a one-time bonus for achieving targets relating to earnings per share (net of the bonuses payable under the PRP) and cash flow from operations for the 2006 fiscal year (“Milestone 1”) and the 2008 fiscal year (“Milestone 2”). At the time the PRP was adopted, 40% of the bonus conditionally vested at the end of fiscal 2006 if Milestone 1 had been met, to be paid after 2008 if Milestone 1 had been maintained or exceeded until that time. The full amount of the bonus was to be paid after 2008 if both Milestone 1 and Milestone 2 were met. The Board retained the discretion to modify the PRP as warranted by evolving circumstances.

In February 2007, the Board approved the award of half of the PRP amount as of December 31, 2006. The award was paid 50% in cash, and 50% in Restricted Share Units (“RSUs”) converted at a price of $25.00 (being the closing price of a TransAlta common share on February 14, 2007), utilizing the plan design.

On December 15, 2009, the unexercised RSUs awarded in February, 2007 became fully vested, and were paid out under the terms of the plan. Details of amounts paid to each participant are provided in column “c2” of the “Value on Payout or Vesting of Incentive Plan Awards” table in this Proxy Circular.

In March 2009, the Board approved the award of the second half of the PRP amount as of December 31, 2008. As with the first half of the PRP, the award was paid 50% in cash, and 50% in RSUs, converted at a price of $19.22 (being the closing price of a TransAlta common share on March 3, 2009) utilizing the plan design. The RSUs granted as part of this award will be fully vested on December 15, 2011.

Termination and Change of Control

The CEO and Executives each have individual agreements relating to involuntary termination without cause, and termination in the event of a change of control, which provide additional payments over and above the Company’s standard policies. These agreements have been based on competitive market practices and jurisprudence. Full details of these agreements are detailed under “Termination Change of Control Benefits”.

Performance Graph

This graph and table compare the return on the Company’s common shares for the period 2005 through 2009, assuming a $100 initial investment at December 31, 2004, with all dividends reinvested, to the cumulative returns for the same investment in respect of the S&P/TSX Composite Index.

	31-Dec-04	30-Dec-05	29-Dec-06	31-Dec-07	31-Dec-08	31-Dec-09
TransAlta	$100	$148	$161	$209	$158	$161
TSX/S&P Composite	$100	$124	$146	$160	$107	$145

The Company has achieved a total return to shareholders of 61% over the last five years. TransAlta’s share price has increased from $18.05 at December 31, 2004 to $23.48 at December 31, 2009. Over this period, including dividend payments, $2,134 million of shareholder value has been created.

Total compensation paid to the CEO from 2005 to 2009 was $22.8 million.  This represents 1.07% of total shareholder value created.  During the same period, total compensation for all Executives was $25.1 million, representing 1.18% of total shareholder value created.

Total performance based compensation paid to the CEO and Executives from 2005 to 2009 was $18.2 million.  This represents an overall annual average of 132% of target performance based compensation levels, as the Company exceeded its goals to improve efficiency and returns, resulting in an average TSR of 12.2% over this period.

In reaching its determination on overall compensation payments, the Board also considers the overall performance of the Company against other key measures such as return on capital employed, return on equity, earnings, cash flow, market capitalization, and profitability.

From 2005 to 2009, average annual return on capital employed has been 6.5%, average annual return on equity has been 7.7%, average annual earnings have been $194.2 million, and average annual cash flow has been $714.8 million.

Over the same period, the average annual market capitalization of the Company has been $5,422 million.  The following tables outline the five-year average annual compensation paid to the CEO and Executives, compared to TransAlta’s average annual market capitalization over the same period.

CEO Five-Year Look-Back

Compensation Element	2005	2006	2007	2008	2009	Total

Base Pay ($)	833,333	891,667	931,250	975,000	975,000	4,606,250

Share Awards($)(1)	882,413	2,605,335	1,170,828	2,670,585	1,658,475	8,987,636

AIC ($)	1,052,300	1,130,400	1,218,402	1,048,320	358,000	4,807,422

LTI Plans ($)	0	3,052,073	0	1,500,000	0	4,552,073

Pension Value ($)	356,000	463,100	586,000	437,900	379,000	2,222,000

All Other Comp ($)	47,000	30,000	73,605	54,756	72,770	278,116

Total ($millions)	3.17	8.17	3.93	6.66	3.44	25.44

Year-End Market Capitalization ($millions)	5,049	5,392	6,703	4,802	5,166

5 Yr Annual Average Comp. ($millions)						5.09

5 Yr Annual Average Market Capitalization ($millions)						5,422

Note:

(1)                                      Share Award amounts are based on PSOP and RSU market value at time of grant. While expressed as a cash value, PSOP awards result in the issue of shares, of which shares the value of four times base salary is to be retained until the CEO leaves the Company, as defined by the share ownership guidelines described earlier in this Proxy Circular.

Executives Five-Year Look-Back (excluding CEO)

Compensation Element	2005(1)	2006(1)	2007(1)	2008(1)	2009(1)	Total

Base Pay ($)	2,375,000	1,615,833	1,933,626	2,425,835	1,891,667	10,241,961

Share Awards($) (2)	1,662,500	2,913,279	1,542,456	3,402,860	1,551,555	11,072,650

AIC ($)	1,782,842	1,322,369	1,541,463	1,634,155	553,666	6,814,495

LTI Plans ($)	0	2,885,267	0	2,750,000	0	5,635,267

Pension Value ($)	1,172,000	1,024,500	1,493,000	1,198,400	445,000	5,332,900

All Other Comp ($)	175,000	115,000	209,584	150,000	100,000	749,584

Total ($millions)	7.17	9.88	6.72	11.56	4.54	39.85

Year-End Market Capitalization ($millions)	5,049	5,392	6,703	4,802	5,166

5 Yr Annual Average Comp. ($millions)						6.26

5 Yr Annual Average Market Capitalization ($millions)						5,422

Notes:

(1)                                      At the end of each year, there were a total of seven Executives in 2005, six in 2006, seven in 2007 and 2008 and five in 2009.

(2)                                      Share Award amounts are based on PSOP and RSU market value at time of grant. While expressed as a cash value, PSOP awards result in the issue of shares, of which shares the value of two times base salary is to be retained until the Executive leaves the Company, as defined by the share ownership guidelines described earlier in this Proxy Circular.

Comparison of Total Compensation with Net Profit

The following table sets forth a comparison of the Total Compensation of the CEO and Executives with the net profits of the Company over the last five years, as well as the average for the last five years.

	2005	2006	2007	2008	2009	5 Year Average

Annual Net Profit	$199 m	$45 m (1)	$309 m	$235 m (2)	$183 m	$194.2 m (3)

Total CEO Compensation	$3.17 m	$8.17 m	$3.98 m	$6.68m	$3.44m	$5.09m

Compensation as % of Profit	1.61%	18.26% (1)	1.26%	2.85% (2)	1.86%	2.62% (3)

Total Executives Compensation (excluding CEO)	$7.17 m	$9.88 m	$6.72 m	$11.56 m	$4.5m	$6.26m

Compensation as % of Net Profit	5.61%	22.00% (1)	2.17%	4.92% (2)	2.46%	3.22% (3)

Notes:

(1)                                      Net earnings as reported for 2006 include one-time charges related to the decision to stop mining at the Company’s Centralia operation, and asset impairment charges related to its Centralia gas facility. Net earnings adjusted for those one-time charges were $233.8 million. CEO compensation as a percentage of adjusted net earnings for 2006 was 3.51%. Executives’ compensation as a percentage of adjusted net earnings was 4.23%.

(2)                                      Net earnings as reported for 2008 include one-time charges related to the sale of the Company’s Mexican assets. Net earnings adjusted for those one-time charges were $290.0 million. CEO compensation as a percentage of adjusted net earnings for 2008 was 2.31%. Executives’ compensation as a percentage of adjusted net earnings was 3.99%.

(3)                                      Five-year average net earnings adjusted for the above one time charges in 2006 and 2008 were $243 million. CEO 5 year average compensation as a percentage of the adjusted net earnings was 2.09%. Executives’ 5 year average compensation as a percentage of the adjusted net earnings was 2.58%.

Option Awards

The Company has not granted stock options to the CEO or Executives since 1997. As a consequence, the CEO and Executives have no stock options to report.

SUMMARY COMPENSATION TABLE

The following table sets forth all annual compensation for services in all capacities to the Company and its subsidiaries for the fiscal years ended December 31, 2009, 2008 and 2007 in respect of the CEO, the Chief Financial Officer (the “CFO”), and all other Executives, in accordance with National Instrument 51-102 and other applicable securities regulations.

					Non-equity Incentive Plan Compensation ($) (f)			All Other
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Share Awards ($) (d)	Option Awards ($) (e)	Annual Incentive Plan	Long- term Incentive Plans	Pension Value ($) (g)	Compensation ($) (h)	Total Compensation ($) (i)
S.G. Snyder(1)	2009	975,000	1,658,475	0	358,000	0	398,800	72,770	3,443,245
President and	2008	975,000	2,670,585	0	1,048,320	1,500,000	437,900	54,746	6,686,551
Chief Executive	2007	931,250	1,170,828	0	1,218,402	0	586,000	73,605	3,980,085
Officer	3 yr avg.	960,417	1,833,296	0	874,907	500,000	474,233	67,040	4,703,294
B. Burden	2009	475,000	424,035	0	141,000	0	102,800	25,000	1,148,035
Chief Financial	2008	460,417	690,158	0	296,509	375,000	135,900	25,000	1,982,934
Officer	2007	435,417	298,368	0	353,776	0	129,000	25,000	1,241,561
	3 yr avg.	456,945	470,854	0	263,762	125,000	122,567	25,000	1,457,510
D.L. Farrell	2009(2)	616,667	405,810	0	172,666	0	277,800	25,000	1,478,143
Chief Operating	2008	435,417	298,483	0	323,950	500,000	124,900	25,000	1,707,750
Officer	2007(3)	177,084	298,368	0	138,347	0	61,000	90,417	765,216
	3 yr avg.	409,723	334,220	0	211,654	166,667	154,567	46,806	1,317,036
K.S. Stickland	2009	450,000	405,810	0	135,000	0	94,800	25,000	1,090,810
Chief Legal	2008	435,417	798,848	0	367,492	500,000	264,900	25,000	2,391,657
Officer	2007	395,833	263,736	0	321,614	0	245,000	25,000	1,251,183
	3 yr avg.	427,083	489,465	0	274,702	166,667	201,567	25,000	1,577,883
M. Williams	2009	350,000	315,900	0	105,000	0	48,800	25,000	824,900
Chief	2008	338,333	731,783	0	234,803	500,000	113,900	25,000	1,943,819
Administration	2007	312,500	210,456	0	253,906	0	95,000	25,000	896,862
Officer	3 yr avg.	333,611	419,380	0	197,903	166,667	85,900	25,000	1,221,860

Notes:

(1)                                      Amounts under “All Other Compensation” for Mr. Snyder in 2009, 2008 and 2007 include personal usage of the Company’s aeroplane, utilizing the policy approved by the Board.

(2)                                      Ms. Farrell was promoted to COO on May 1, 2009.

(3)                                      Ms. Farrell joined the Company on August 1, 2007, and received a relocation allowance of $80,000 in that year.

Share Awards (column d)

Amounts in this column relate to the cash value of shares granted under the PSOP in each year reported, and the cash value of Restricted Share Units granted under the Performance and Retention Plan.

PSOP

•                  PSOP amounts reported in 2009 were based on the grant of shares issued on January 1, 2009, for the period 2009 to 2011, using the closing price of the common shares on the TSX on December 31, 2008 of $24.30.

•                  PSOP amounts reported in 2008 were based on the grant of shares issued on January 1, 2008, for the period 2008 to 2010, using the closing price of the common shares on the TSX on December 31, 2007 of $33.35.

•                  PSOP amounts reported in 2007 were based on the grant of shares issued on January 1, 2007, for the period 2007 to 2009, using the closing price of the common shares on the TSX on December 31, 2006 of $26.64.

Performance and Retention Plan (“PRP”)

•                  There were no PRP awards made in 2009.

•                  PRP amounts reported in 2008 relate to the 50% of the PRP award converted to RSUs on March 4, 2009 as based on the closing trading price of a TransAlta share on the TSX on March 3, 2009 of $19.22.

•                  There were no PRP awards reported in 2007.

Non-Equity Incentive Plan Compensation (column f)

Amounts reported in this column relate to cash payments made under the AIC, the MTI Plan, and the PRP.

Annual Incentive Plan (sub column f1)

Annual Incentive amounts reported in 2009, 2008 and 2007 relate to the performance level achieved in each of those years against the AIC goals.

Long-Term Incentive Plans (sub column f2)

•                  No long-term non-equity incentive plan payments were made to the CEO and Executives in 2009.

•                Amounts reported in 2008 relate to the cash portion of the second 50% of the PRP award as previously outlined for Messrs. Snyder, Burden, Stickland and Williams, and for the one-time performance and reward payment for Ms. Farrell.

•                  No long-term non-equity incentive plan payments were made to the CEO and Executives in 2007.

Pension Value (column g)

Amounts in column (g) are the sum of the compensatory amounts related to Defined Contribution Pension Plan, and the Defined Benefits Supplementary Pension Plan.

All Other Compensation (column h)

Amounts in column (h) relate to car allowances and annual perquisite allowances, and for Mr. Snyder includes the costs of using the Company aeroplane for personal use, utilizing the policy approved by the Board.

INCENTIVE PLAN AWARDS

Outstanding Share Awards and Option Awards

The following table details all equity-based compensation which has been granted to the CEO and Executives, and that vest in future years.

	Share Awards

Name	Number of shares or units of shares that have not vested at target		Market or payout value of share awards that have not vested at target

(a)	(f1) PSOPs	(f2) RSUs	(g1) (1) PSOPs	(g2) (1) RSUs

S.G. Snyder	90,210	78,044	$2,118,131	$1,832,473

B. Burden	23,150	19,511	$543,562	$458,118

D.L. Farrell	37,800	0	$887,544	$0

K.S. Stickland	21,950	26,015	$515,386	$610,832

M. Williams	17,050	26,015	$400,334	$610,832

Note:

(1)                                      Based on the closing price of the common shares of the Company on the TSX on December 31, 2009 of $23.48.

Value on Pay-out or Vesting of Incentive Plan Awards

The following table sets forth all equity-based and non-equity based compensation that vested to the CEO and Executives in 2009.

Name	Share Awards – value vested during the year		Non-equity Incentive Plan Compensation – value earned during the year

(a)	(c1) (1) PSOPs	(c2) (2) RSUs	(d1) AIC	(d2) MTI	(d3) PRP

S.G. Snyder	$2,085,846	$1,003,400	$358,000	$0	$0

B. Burden	$531,540	$236,050	$141,000	$0	$0

D.L. Farrell	$531,540	$0	$172,666	$0	$0

K.S. Stickland	$469,858	$334,150	$135,000	$0	$0

M. Williams	$374,952	$334,150	$105,000	$0	$0

Notes:

(1)                                     Based on 170,091 shares at the closing price of the common shares of the Company on the TSX on December 31, 2009 of $23.48. Dividend accruals were added to the base award under the terms of the plan using a multiplier of 1.13.

(2)                                     Based on 76,668 RSUs at the closing price of the common shares of the Company on the TSX on December 14, 2009 of $22.82, the day immediately preceding the vesting date of the remaining RSUs awarded in 2006, plus $2.24 per RSU in lieu of 2008 and 2009 dividend payments.

Share Awards

The number of granted, but unvested PSOPs disclosed in column (f1) relate to grants made to the CEO and Executives in 2009 for the performance period 2009 to 2011, and 2008 for the period 2008 to 2010. The target level of grants have been included, but actual awards may be from 0% to 200% of this level, based on the TSR of the Company compared to the approved Comparator Group.

The number of granted, but unvested RSUs disclosed in column (f2) relate to the RSUs issued as part of the second half of the PRP in 2008.

The amounts disclosed in columns (c1) and (c2) relate to PSOPs granted in 2007 for the period 2007 to 2009, and for the second and third tranches of the RSUs awarded as part of the first half of the PRP in 2006, which vested on December 15, 2009. The value of these RSUs was based on the closing price of the common shares of the Company on the TSX on December 14, 2009 of $22.82, as defined in the plan.

Non-equity Incentive Plan Compensation

The amounts disclosed in columns (d1), (d2) and (d3) relate to payments made in 2009 under the AIC, the MTI and the PRP and are also included in column (f) of the “Summary Compensation Table”.

RETIREMENT PLAN BENEFITS

Defined Benefit Plans

The following table details the estimated value to the CEO and Executives under the Supplementary Pension Plan arrangements, effective December 31, 2009, and shows the accrued obligation of the Company as of that date:

	Number of	Annual Benefits Payable ($) (c)		Accrued obligation at		Non-	Accrued
Name	years credited service (#)	At year end	At age 65	start of year ($)	Compensatory ($)	Compensatory ($)	obligation at year end ($)

(a)	(b)	(c1)	(c2)	(d)	(e)	(f)	(g)

S.G. Snyder	13.25	460,000	609,000	4,754,000	379,000	438,000	5,571,000

B. Burden	4.00	44,000	161,000	289,000	83,000	106,000	478,000

D.L. Farrell	2.42	28,000	202,000	112,000	258,000	65,000	435,000

K.S. Stickland (1)	16.92	173,000	264,000	1,618,000	75,000	361,000	2,054,000

M. Williams	7.50	56,000	165,000	363,000	29,000	137,000	529,000

Note:

(1)                                      Mr. Stickland was granted eight additional years of pensionable service as part of the terms of his employment at time of hire.

Defined Contribution Plans

The following table details the accumulated value to the CEO and Executives of their Defined Contribution plans as at December 31, 2009:

Name	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value at year end ($)

(a)	(b)	(c)	(d)	(e)

S.G. Snyder	197,915	19,800	43,836	261,551

B. Burden	48,712	19,800	13,675	82,187

D.L. Farrell	30,794	19,800	10,173	60,767

K.S. Stickland	132,807	19,800	5,437	185,321

M. Williams	108,526	19,800	22,796	151,122

The CEO and Executives participate in a defined contribution plan registered under the Income Tax Act (Canada) and the Alberta Employment Pension Plans Act, as well as in a defined benefit, non-registered supplementary retirement program. Retirement benefits provided by the defined contribution plan (the “DC Plan”) and the defined benefit plan (the “Supplemental Pension Plan”) are summarized below.

Defined Contribution Plan

The CEO and Executives are members of the DC Plan. The Company contributes ten per cent of the CEO and Executive’s pensionable earnings (base pay and annual incentive payment) to the plan.  The CEO and Executives are not permitted to contribute to the plan. In 2009, pensionable earnings were capped at $198,000, resulting in a maximum annual contribution of $19,800. Contributions are deposited to individual member accounts which are invested in accordance with the investment direction of the member. Account balances grow with investment earnings and contributions. A member, who leaves the Company prior to age 55, and after completing two years of service, is eligible to transfer their account balance to a personal, locked-in RRSP. Members are eligible to retire after attaining age 55 and completing two years of service.

Defined Benefit Plan

To compensate participants who are affected by the Income Tax Act (Canada) pension limits, and by the cap on pensionable earnings under the DC plan, the Company has adopted the Supplemental Pension Plan. Members are not permitted to contribute to the Supplemental

Pension Plan; the full cost of the plan is paid for by the Company. The CEO and Executives are members of the Supplemental Pension Plan.

The Supplemental Pension Plan provides a defined benefit pension for each year of credited service equal to two per cent of the final average pensionable earnings (base pay and annual incentive payment) in excess of the DC Plan pensionable earnings limit. Final average pensionable earnings are calculated as the highest five year average in the member’s last ten years of employment.

Members are eligible to retire after attaining age 55 and completing two years of service. Members who retire on or after the earlier of age 60 or attaining a combination of service years plus age totaling 85 receive an unreduced monthly pension. Other retiring members receive a monthly pension that is reduced by 5/12 of 1% per cent for each month that their early retirement date precedes their unreduced retirement date. A member who leaves the Company prior to age 55, and after completing two years of service, is eligible to receive a deferred monthly pension. Pensions are payable for the member’s lifetime, and at least sixty monthly payments are guaranteed. Members may select an optional form of payment. If the member is a U.S. tax payer, they are required to select an optional form.

The Supplemental Pension Plan has a provision allowing for additional years of pensionable service to be credited to mid-career hires at the discretion of the Company’s pension committee. Mr. Stickland was granted eight additional years of pensionable service as part of the terms of employment at his time of hire. Although the plan allows for additional years of pensionable service to be granted to mid-career hires, the policy of the HRC since 2004 has been to not do so.

Pension payments are increased by two per cent per annum every January 1 after a member is first eligible for an unreduced pension. The first increase is pro-rated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

Deferred Compensation Plans

Under the Performance and Retention Plan, the CEO and eligible Executives may defer payment for vested RSUs under the plan for any period from the vesting date to 15 days prior to the expiry of the RSU period. Requests to defer must be submitted in writing before December 15 of each vesting year, and payment must be made prior to the expiry of the overall RSU grant. No elections to defer were made by the CEO and Executives in 2009.

There are no other deferred compensation plans in place for the CEO and Executives.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The Company has standard policies in place to cover all forms of termination. The CEO and Executives are subject to the same terms and conditions as all other employees of the Company for voluntary termination, retirement or permanent disability, and termination for cause, as follows:

Voluntary Termination

In the event of voluntary termination, an employee receives payment of any outstanding base pay, and payment in lieu of any unused accrued vacation up to the last day of work. No other compensation is paid.

Retirement or Permanent Disability

In the event of retirement or permanent disability, in addition to receiving base pay, and payment in lieu of any unused accrued vacation, an employee receives the following:

•                  payment of AIC at target, prorated from the beginning of the year to the date of retirement or permanent disability;

•                  payment of MTI Compensation at target, prorated to the date of retirement or permanent disability; and

•                  compensation in lieu of PSOPs, based on the last PSOP award performance, prorated to December 31 of the year prior to the year in which retirement or permanent disability takes place.

Termination for Cause

In the event of termination for cause, an employee receives payment of base pay, and payment in lieu of any unused accrued vacation up to the last day of work. No other compensation is paid.

CEO and Executive Arrangements

The Company has entered into individual agreements with the CEO and each of the Executives which provide payments over and above the Company’s standard policies in the event of involuntary termination and termination in the event of a change of control, as follows:

Involuntary Termination

The Company makes the following lump sum payments over and above the Company’s standard policies;

•                  an amount equal to two times base pay;

•                  an amount equal to one time annual incentive compensation at target (two times for the CEO); and

•                  compensation for unvested RSUs.

PSOPs are calculated utilizing the plan provisions.

Under the agreements, following an involuntary termination, the Executive may not use or disclose any information about the Company that is confidential, without the Company’s consent or as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any employees, consultants, clients or customers of the Company or its subsidiaries.

The following table outlines estimated incremental payments, including amounts under the Company’s standard plan provisions, to the CEO and Executives upon involuntary termination, other than for cause or following a change of control, as at December 31, 2009:

Name	Severance Period (# of months)	Base Pay ($)	Annual Incentive at Target ($)	Benefits ($)	Additional Supplemental Pension Value ($)	PSOPs and RSUs Value ($)(1) (2)	Other ($)	Total ($)
S.G. Snyder	24	1,950,000	780,000	0	0	3,591,102	0	6,321,102
B. Burden	24	950,000	237,500	0	0	902,830	0	2,090,330
D.L. Farrell	24	1,400,000	490,000	0	0	437,385	0	2,327,385
K.S. Stickland	24	900,000	225,000	0	0	1,012,246	0	2,137,246
M. Williams	24	700,000	175,000	0	0	928,493	0	1,803,493
Total		5,900,000	1,907,500	0	0	6,872,056	0	14,679,556

Notes:

(1)                                      The RSU amounts in this column have been based on the unvested number of RSUs awarded under the PRP in 2008, using the closing price of the common shares of the Company on December 31, 2009 of $23.48.

(2)                                      As defined in the PSOP, the number of PSOPs included in this column have been calculated using the relative TSR percentile achieved for the period 2006 to 2008 of 69.6%, and based on 66.67% of target award for the period 2007 to 2009, 33.33% of target award for the period 2008 to 2010, and 0% of target award for the period 2009 to 2011. The PSOP amounts have been calculated using the closing price of the common shares of the Company on December 31, 2009 of $23.48.

Termination in the Event of a Change of Control

Change of Control agreements are in place with the CEO and each Executive. The agreements incorporate a “double trigger”, whereby in the event of a Change of Control and upon termination of employment or constructive dismissal (as defined in the agreement), the Executive shall have the right to receive the retirement allowance amounts provided for in the agreement. The agreement defines a Change of Control event as the sale or acquisition of 50% of the value, assets or shares of the Company, or a 50% change in the composition of the Board.

As described in the 2007 Proxy Circular, the CEO and two out of the four Executives with change of control agreements are subject to the above terms, either due to the timing of their employment or due to voluntary acceptance of the revised agreement. Two of the four Executives remain subject to the terms of a Change of Control agreement, that was adopted earlier by the Board in which the retirement allowances are the same, but in which the Executive has the right within 90 days of a Change of Control occurring (which is defined as the sale or acquisition of 20% of the Company, or a 20% change in the composition of the Board) to elect to leave the Company, and receive the retiring allowances included in the agreement.

The Change of Control agreements state that the Company shall pay the following lump sum retirement allowances to the CEO and Executives that differ from the Company’s standard policies:

•                  an amount equal to three times base pay;

•                  an amount equal to two times the annual incentive bonus payable at target performance (three times for the CEO);

•                  an amount equal to 16% of the total base pay amount to compensate the Executive for the loss of employee benefits;

•                  a cash amount payable as a retiring allowance equal to two years of additional contributions to the DC Plan;

•                  PSOP compensation calculated at the maximum number of units achievable under all outstanding grants;

•                  an amount equal to all unvested RSUs;

•                  two years service credit under the Supplementary Pension Plan;

•                  reimbursement up to $10,000 for financial counseling; and

•                  payment for outplacement services.

Under the agreements, following termination due to a change of control, the Executive may not use or disclose any information about the Company that is confidential, without the Company’s consent or as required by law, and will not for one year after termination, directly or indirectly solicit or entice away any employees, consultants, clients or customers of the Company or its subsidiaries.

The following table outlines illustrative payments including the Company’s standard plan provisions to the CEO and Executives had a change of control occurred on December 31, 2009:

Name	Severance Period (# of months)	Base Pay ($)	Annual Incentive at Target ($)	Benefits ($)	Pension Plan Amounts ($)(1)	Accelerated PSOP Value ($)(2)	Other Payments ($)(3)	Total ($)
S.G. Snyder	36	2,925,000	2,340,000	468,000	39,600	6,300,154	1,832,473	13,865,627
B. Burden	36	1,425,000	475,000	228,000	39,600	1,613,076	458,118	4,199,194
D.L. Farrell	36	2,100,000	980,000	336,000	39,600	2,301,040	0	5,717,040
K.S. Stickland	36	1,350,000	450,000	216,000	39,600	1,495,676	610,832	4,122,508
M. Williams	36	1,050,000	350,000	168,000	39,600	1,171,652	610,832	3,350,484
Total		8,850,000	4,565,000	1,416,000	198,000	12,881,598	3,512,258	31,224,853

Notes:

(1)                                  Amounts in this column have been determined on the basis of 2 years at 10% of the 2009 Income Tax Act limit of $19,800, and do not include the value of two years of additional pensionable service credits.

(2)                                  Amounts in this column have been calculated using the maximum shares to be awarded for 2009, 2008 and 2007 grants and the closing price of the common shares on the TSX on December 31, 2009 of $23.48.

(3)                                  Amounts in this column represent payments for unvested RSUs awarded under the Performance and Retention Plan.

Employee Share Option Plan

Although the CEO and Executives do not participate in the Option Plan, the Company has an employee share option plan as an incentive program for all employees below the level of manager, which provides for grants of 500 options to full-time employees and 250 options to part-time employees from time to time. The HRC approves the granting of stock options, and the aggregate number of options that may be issued pursuant to the Option Plan which will not exceed the maximum number of shares of the Company allocated under the plan.  The term of each option is 10 years, and the options vest on a schedule of 25% per year over a period of four years.

In 2008, the Company granted 500 options to each full-time employee and 250 options to each part-time employee, in each case below the level of manager. No options were granted for the 2009 and 2007 fiscal years.

In the case of termination of employment for any other reason except for cause, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for sixty days following termination or until the normal expiry date of the options, if earlier. In the case of retirement, the employee may continue to exercise any outstanding options, to the extent they were exercisable on the date of termination, for one year following retirement or until the normal expiry date of the options, if earlier.

At December 31, 2009, there were 1.48 million options to purchase common shares outstanding, of which 0.9 million were exercisable, as follows:

Equity Compensation Plan Information as at December 31, 2009

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders: PSOP and Share Option Plan	1.48 million(1)	$27.67	5,577,729(2)

Notes:

(1)                                      Outstanding under the Option Plan for both Canadian and U.S. participants.

(2)                                      This number takes into account the number of shares outstanding under the Option Plan (1,481,003) and those granted under the PSOP for period 12 and 13 (786,920) which have not vested nor been awarded.

Employee Share Purchase Plan

The Company implemented an Employee Share Purchase Plan in April 2000, which provides an interest-free loan for employees to purchase TransAlta common shares.  The loan cannot exceed 30% of the employees’ annual base salary, and must be paid back over a three-year period. In the case of a termination of employment, the employee has 60 days to settle his/her account.

Senior Management, including the CEO and Executives, cannot participate in the Employee Share Purchase Plan.

As at December 31, 2009, 0.8 million shares had been purchased by employees under this plan.

DIRECTORS AND OFFICERS INSURANCE

The Company has purchased directors and officers liability insurance, which has an aggregate claim limit of US$110 million each policy year for all directors and officers of the Company and its subsidiaries.  In 2009, the annual cost of this coverage was approximately US$700,000 and was paid by the Company.  Directors and officers are not subject to any deductible in respect of amounts which may be paid on their behalf under this policy.  The Company is reimbursed for payments made under the corporate indemnity provisions, subject to a deductible of US$4 million with respect to those insured losses.

REPORTS OF COMMITTEES OF THE BOARD

In 2009, the Board had the following three standing committees: the ARC, the HRC and the GEC.  The following report addresses the principal functions of the committees of the Board during 2009.

1.                                      Report of the Audit and Risk Committee

The ARC is comprised of independent directors.  The members are William D. Anderson (Chair), Stephen L. Baum, Michael M. Kanovsky, Gordon S. Lackenbauer and Donna S. Kaufman (ex-officio member).

William D. Anderson (Chair)	Stephen L. Baum	Michael M. Kanovsky	Gordon S. Lackenbauer	Donna S. Kaufman

The ARC assists the Board in its oversight role with respect to the integrity of the Company’s financial reporting processes, the Company’s systems of internal accounting and financial controls, the risk identification assessments conducted by management and the programs established in response to such risks, the internal audit function, the external auditors’ qualifications, independence, performance and reports.  The ARC also reviews the Company’s compliance with the Company’s Disclosure of Information policy and the Company’s policy with respect to the hiring of employees of the external auditors.

In fulfilling its mandate in 2009, the ARC:

Financial Reporting:

•                 reviewed with management and the external auditors, the quarterly and annual consolidated financial statements, notes thereto, related management discussion and analysis (“MD&A”) and US GAAP note and approved or recommended to the Board, in the case of the annual statements, their release to the public.  This review included a discussion with management and the external auditors with respect to matters required to be disclosed under generally accepted accounting principles, matters pertaining to professional auditing guidelines and standards in Canada and the United States including the auditors’ independence;

•                 reviewed and discussed with management, internal audit and the external auditors, the Company’s systems of internal controls over financial reporting, including any significant deficiencies and the means of addressing those deficiencies;

•                 received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls;

•                 reviewed the implementation of new accounting policies and discussed with management and the external auditors their impact on the Company, if any; and

•                 reviewed the Company’s Annual Information Form and this Proxy Circular and made recommendations to the Board with respect to the independence of the ARC members and the individuals to be designated as an “audit committee financial expert” as provided under US securities laws.

The CEO and the CFO of the Company have certified the annual and interim consolidated financial statements and related MD&A included in the annual and interim filings, as required by Sarbanes-Oxley and Canadian securities regulators.

Financing

•                 reviewed the Company’s financing plan and reviewed and recommended to the Board the approval of the Company’s financing plan generally, and in particular, the plan relating to the acquisition of Canadian Hydro Developers, Inc; and

•                 reviewed and recommended to the Board the approval of the Company’s shelf prospectus, equity offering and bond offerings in Canada and the US.

Risk Management, Regulatory Compliance and Other

•                 received quarterly updates on the Company’s risk management assessment process based on the Company’s Enterprise Risk Management framework;

•                 received detailed reports and analysis on various Company risks, residual risks and programs/polices put in place to mitigate or address such risks;

•                 reviewed the Company’s risk management policies and together with the GEC reviewed the Company’s insurance programs and coverage vis à vis its risk profile;

•                 reviewed the processes relating to the assessment of potential fraud, programs, policies and controls to mitigate the risk of fraud and the processes put in place for monitoring such risk within targeted areas;

•                 reviewed reports from the external auditors and the internal auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses;

•                 reviewed the Company’s policies with respect to financial and commodity exposure management and the determination of VaR;

•                 received quarterly updates on the Company’s financial and commodity exposure management activities;

•                 received quarterly updates with respect to legal and regulatory compliance matters which may have a material impact on the Company’s financial statements; and

•                 reviewed the financial performance of the Company’s pension plans.

External Auditors

•                 reviewed the performance and qualifications of the external auditors and recommended to the Board their reappointment for shareholder approval;

•                 reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationship with the Company and determined the auditors were independent;

•                 obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and if so the steps taken to address the matters;

•                 approved the fees payable to the external auditors;

•                 reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;

•                 reviewed and approved non-prohibited services to be provided by the external auditors and approved a modification to the Company’s policy providing that the Chief Financial Officer and the Controller may approve de minimus non-audit non-prohibited services (no more than 5% of total fees paid to the external auditors and not exceeding in the aggregate $125,000) and provided such are reported to the ARC at its next scheduled meeting; and

•                 met privately with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in person audit committee meeting and at each regularly scheduled executive session.

Internal Auditors

•                 reviewed the mandate, independence, qualifications and resources of the internal audit department;

•                 reviewed and approved the annual work plan and three year plan of the internal audit department;

•                 received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;

•                 reviewed and discussed with the Vice-President, Internal Audit any complaints received from the Company’s Help Line to ensure that all matters were investigated and addressed as required; and

•                 met privately with the Vice-President, Internal Audit in order to address processes, management support in the fulfillment of the department’s responsibilities, and to address any other matter that may arise.

The ARC met regularly with the External Auditors, the Vice-President, Internal Audit, the CEO, CFO, the Vice-President Finance and Controller, the Vice-President and Treasurer, the Chief Legal Officer and other members of management, as required.  The ARC also met with the External Auditors without any members of management present and with the Vice-President of Internal Audit without other members of management present.  The ARC met in camera, without management present, at the conclusion of each in person meeting.

The ARC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2009.  The Charter of the ARC is available on TransAlta’s website at www.transalta.com or at www.sedar.com as an Appendix to the Company’s Annual Information Form.

Signed,

William D. Anderson (Chair)

Stephen L. Baum

Michael M. Kanovsky

Gordon S. Lackenbauer

Donna S. Kaufman (ex-officio member)

2.                                     Report of the Governance and Environment Committee

The GEC is comprised of independent directors.  The members are Ambassador Gordon D. Giffin (Chair), C. Kent Jespersen, Gordon S. Lackenbauer, Dr. Martha C. Piper and Donna S. Kaufman (ex-officio member).

Gordon D. Giffin (Chair)	C. Kent Jespersen	Gordon S. Lackenbauer	Martha C. Piper	Donna S. Kaufman

The GEC assists the Board in identifying and recommending individuals to the Board for nomination as members of the Board and in developing and recommending a set of corporate governance principles applicable to the Company and in monitoring compliance with such principles.  This monitoring includes a review by the committee of key policies such as the Company’s Code of Conduct and Insider Trading Policy.  The Committee also assists the Board in fulfilling its oversight responsibilities with respect to environmental, health and safety practices, procedures and policies as established by management in relation to legal/regulatory and industry standards or best practices.

In fulfilling its mandate in 2009, the GEC:

Corporate Governance

•                reviewed the size and composition of the Board, the retirement dates for each director, the directors’ skill matrix and determined that the Board was of an adequate size and that its membership possessed the diversity of skills and experience required to provide for effective decision-making and staffing of the Board and its committees;

•                recommended the nominees to stand for election as directors at the annual general meeting and ensured the appropriate structure and composition of each Board committee;

•                 reviewed and recommended amendments as required to the Company’s Corporate Governance Guidelines, including the adoption of a non-binding vote on “Say on Pay” at the Company’s 2011 annual meeting of shareholders which was approved by the Board;

•                 reviewed and recommended amendments to the charters of each committee, which were approved by the Board;

•                 reviewed the directors Deferred Share Unit Plan and approved amendments to the plan to provide for election of a payment date and other changes required in order to ensure continued compliance with  the requirements of the Internal Revenue Code of the US;

•                 reviewed and approved amendments to the director’s code of conduct in order to align the conflicts of interest provisions in the code with statutory requirements;

•                 through one-on-one interviews with each director, conducted an evaluation of the effectiveness of the Chair of the Board;

•                 reviewed the compensation paid to directors to ensure that it was competitive with the Company’s Comparator Group and approved commencing in 2010, an increase, in the Board cash retainer, of $15,000 per annum to $45,000 per annum;

•                 satisfied itself that a comprehensive orientation and continuous education program was in place and available to directors; and

•                 together with the ARC reviewed the directors and officers insurance program and indemnity.

Environmental, Health and Safety (“EH&S”)

•                 reviewed with management whether EH&S policies were being effectively implemented;

•                 reviewed with management the health and safety practices implemented within the Company and the evaluation and training processes put in place to address any concerns;

•                 reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to promote and address health and safety matters;

•                 received regular reports from management regarding environmental compliance, trends and TransAlta’s responses;

•                 received regular reports on climate change initiatives, legislative developments and draft initiatives and the potential impact such initiatives could have on the Company’s operations in Canada and the United States;

•                 assessed the implementation of greenhouse gas policies and other legislative initiatives vis à vis the Company’s strategic plan; and

•                 reviewed the Company’s initiatives and efforts with respect to its participation in the study and potential development of Carbon Capture and Storage.

The GEC met in camera, without management present, at the conclusion of each in person meeting.

•                  The GEC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2009.  The Charter of the GEC is available on TransAlta’s website at www.transalta.com.

Signed,

Gordon D. Giffin (Chair)

C. Kent Jespersen

Gordon S. Lackenbauer

Martha C. Piper

Donna S. Kaufman (ex-officio member)

3.                                     Report of the Human Resources Committee

The HRC is comprised of independent directors.  The members are Timothy W. Faithfull (Chair), Stanley J. Bright, Stephen L. Baum, Martha C. Piper, and Donna S. Kaufman (ex-officio member).

Timothy W. Faithfull (Chair)	Stanley J. Bright	Stephen L. Baum	Martha C. Piper	Donna S. Kaufman

The HRC reports to the Board and is empowered by the Board to review and approve the Company’s key compensation and human resources policies.  Specifically, the HRC reviews the Company’s human resources strategies and philosophy, its equity based and other compensation programs, and recommends to the Board the compensation of the Company’s executives by reference to data from an approved Comparator Group of companies with which the Company competes for executive talent.  The HRC has retained Hewitt Associates as independent specialist and has engaged as required independent legal counsel at Bull Housser & Tupper LLP.  The HRC consults with its independent advisors in order to provide competitive compensation practices which will attract, motivate and retain talented employees and executives, taking into consideration the peer groups and market place in which the Company competes for talent.  In addition, the HRC reviews and approves the Company’s executive management succession and development plans and consults with its advisors on tools and practices available for the conduct of these assessments.  All members of the HRC have significant business experience, and extensive experience in managing human resources issues.

For a discussion of the specific decisions reached by the HRC, as well as the details of the services provided by the external specialists, refer to the “Statement of Executive Compensation” of this Proxy Circular.  As set forth in the Charter of the HRC, decisions regarding the compensation of the CEO and the Executives, who report directly to the CEO, are made by the Board, based upon the recommendations of the HRC.  The HRC makes decisions on the compensation of other officers, senior managers and employees of the Company.

In fulfilling its mandate in 2009, the HRC:

•                 evaluated the CEO’s performance against 2009 Goals;

•                 recommended to the Board approval of the CEO’s 2010 Goals;

•                 reviewed Period 11 (Jan. 1, 2007 to Dec. 31, 2009) PSOP awards to employees below the senior officer level;

•                 reviewed and approved Period 14 (Jan. 1, 2010 to Dec. 31, 2012) PSOP grants;

•                 recommended to the Board approval of the CEO’s 2009 AIC and Period 11 PSOP award;

•                 recommended to the Board approval of senior officers’ 2009 AIC and Period 11 PSOP awards;

•                 reviewed and approved the HRC portion of the 2010 Proxy Circular;

•                 approved the 2009 to 2010 HRC work plan;

•                 recommended to the Board approval of senior officer positions and job titles;

•                 approved other officer and senior management positions and job titles;

•                 recommended to the Board approval of the CEO role description;

•                 reviewed and approved the Comparator Group for use in compensation determinations;

•                 reviewed all elements of executive compensation for continued alignment with Corporate goals;

•                 approved the design of 2010 AIC plan and associated targets;

•                 approved 2010 Company salary planning guidelines;

•                 approved amendments to the Option Plan and PSOP in order to integrate the enhanced change of control provisions (50% trigger and termination) and to provide for general amendments as provided under the rules of the stock exchange; and

•                 approved general revisions to the committee’s Charter.

The HRC met in camera, without management present, at the conclusion of each in person meeting.

The HRC also reviewed its mandate and performance and is satisfied with the appropriateness of its mandate and that it met the terms of its Charter in 2009.  The Charter of the HRC is available on TransAlta’s website at www.transalta.com.

Signed,

Timothy W. Faithfull (Chair)

Stanley J. Bright

Stephen L. Baum

Martha C. Piper

Donna Soble Kaufman (ex-officio member)

CORPORATE GOVERNANCE

The corporate governance practices of the Company meet or exceed the standards set out in the Canadian Securities Administrators’ Multilateral Instrument 52-109, Canadian Securities Administrators’ Multilateral Instrument 52-110, the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101.  The Company’s corporate governance practices also comply with applicable requirements of Sarbanes-Oxley, including any U.S. Securities and Exchange Commission rules under Sarbanes-Oxley, as well as the foreign issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Standards”).

The Statement of Corporate Governance Practices attached as Appendix “D” to this Proxy Circular highlights various elements of the Company’s corporate governance program.

ADDITIONAL INFORMATION

Additional information regarding the business of the Company is contained in the Company’s Annual Information Form for the fiscal year ended December 31, 2009, and documents incorporated by reference therein, including the Company’s MD&A for the fiscal year ended December 31, 2009.  Additional financial information regarding the Company is provided in the Company’s comparative consolidated financial statements for the year ended December 31, 2009.  Copies of these documents, any interim financial statements for periods subsequent to December 31, 2009 and additional copies of this Proxy Circular are available at www.sedar.com and may also be obtained upon request from Investor Relations, TransAlta Corporation at 110 - 12th Avenue S.W., Box 1900, Station M, Calgary, Alberta, T2P 2M1; telephone 1-800-387-3598 in Canada or the U.S., or (403) 267-2520 in Calgary and outside of North America; fax (403) 267-2590; e-mail investor_relations@transalta.com.

In addition, the Company’s Corporate Governance Guidelines, Code of Conduct, Director Code of Conduct, Financial Code of Ethics, Committee Charters and Chair position descriptions are available on the Company’s website at www.transalta.com.

Corporate information is also available on TransAlta Corporation’s website at www.transalta.com.

2011 ANNUAL MEETING OF SHAREHOLDERS - SHAREHOLDER PROPOSALS

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the Management Proxy Circular for the 2011 annual meeting of holders of common shares of TransAlta (expected to be held in late April or early May 2011) must be received by the Vice-President and Corporate Secretary on or before December 13, 2010.

DIRECTOR APPROVAL

The contents of the Proxy Circular and the sending thereof to each shareholder whose proxy is solicited, to Ernst & Young LLP and to the appropriate governmental agencies, has been approved by the Board.

By the order of the Board of Directors

Calgary, Alberta	Maryse C. St.-Laurent
March 11, 2010	Vice-President and Corporate Secretary

APPENDIX “A”

OPTION PLAN RESOLUTION

BE IT RESOLVED THAT

1.             The Option Plan of TransAlta Corporation (the “Company”), as amended in the manner described in the Company’s Management Proxy Circular dated March 11, 2010 (the “Amended Option Plan”), be and it is hereby, continued, ratified, confirmed and approved.

2.             Any two directors or officers (or combination thereof) of the Company, be and are hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such directors or officers may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

A-1

APPENDIX “B”

PERFORMANCE SHARE OWNERSHIP PLAN RESOLUTION

BE IT RESOLVED THAT

1.             The PSOP of TranAlta Corporation (the “Company”), as amended in the manner described in the Company’s Management Proxy Circular dated March 11, 2010 (the “Amended PSOP”), be and it is hereby, continued, ratified, confirmed and approved.

2.             Any two directors or officers (or combination thereof) of the Company, be and are hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such directors or officers may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

B-1

APPENDIX “C”

SHAREHOLDER RIGHTS PLAN RESOLUTION

BE IT RESOLVED THAT

1.             The Shareholder Rights Plan of the Company be continued and the Shareholder Rights Plan Agreement (the “Rights Plan Agreement”) dated as of October 13, 1992, as amended and restated as of April 29, 2010, between TransAlta Corporation and CIBC Mellon Trust Company, be and it is hereby, continued, ratified, confirmed and approved.

2.             The making on or prior to April 29, 2010, of any revisions to the Rights Plan Agreement as may be required by any stock exchange or by professional commentators on Shareholder Rights Plans to conform the Rights Plan Agreement to versions of shareholder rights plans prevalent for public reporting issuers in Canada, as may be approved by any two of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, Chief Legal Officer, the Vice-President and Corporate Secretary, any Vice-President or a director, is hereby authorized and approved.

3.             The Rights Plan Agreement, as the same may be amended in accordance with paragraph 2 above, be and is hereby authorized and approved.

4.             Any two directors or officers (or combination thereof) of TransAlta Corporation, be and are hereby authorized, for and on behalf of TransAlta Corporation, to execute and deliver such other documents and instruments and take such other actions as such directors or officers may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

C-1

APPENDIX “D”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TransAlta is committed to transparency and to responsible corporate governance practices.  To that end, the corporate governance practices of the Company either meet or exceed the standards set out in the Canadian Securities Administrators’ Multilateral Instrument 52-109, Canadian Securities Administrators’ Multilateral Instrument 52-110, the corporate governance standards and disclosure requirements in Canadian Securities Administrators’ National Policy 58-201 and National Instrument 58-101.  The Company’s corporate governance practices also comply with applicable requirements of Sarbanes-Oxley, including any U.S. Securities and Exchange Commission rules under Sarbanes-Oxley, as well as the foreign issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Standards”).

The Board is responsible for the stewardship of TransAlta, establishing the key policies and standards for the Company, including policies for the assessment and management of its risks.  To meet its corporate governance responsibilities, the Board has adopted Corporate Governance Guidelines which provide a framework for how the business and affairs of the Company will be carried out.  The Board believes that these practices benefit all stakeholders and form the building blocks for long-term success.  The Board reviews these guidelines annually to ensure that they reflect the most current and appropriate governance standards for the Company.

The Board also has ultimate oversight of the Company’s strategic planning process, the resultant plan and for monitoring management’s performance in executing the strategies and meeting the objectives of the plan.  The Board meets on an annual basis for a comprehensive strategic planning session at which time it reviews and approves the strategic plan of the Company.  The directors receive updates on the strategic plan at regular Board meetings and from regular CEO communications.

To assist in its oversight responsibilities, the Board has three standing committees: the Human Resources Committee, the Audit and Risk Committee and the Governance and Environment Committee, see “Reports of Committees of the Board” for an overview of these committees principal functions during 2009.  All of these committees have adopted charters which outline their specific oversight responsibilities.

The Board has delegated to the CEO and senior management the responsibility for the day to day management of the business of the Company.  In addition to those matters which must, pursuant to applicable laws and the Company’s by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits.  The Board retains responsibility for significant matters such as major changes to organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of environmental policies.

To facilitate and foster relations with shareholders and stakeholders, the Company has adopted a Disclosure Policy which addresses the timely dissemination of all material information.  The Board reviews this policy annually.  More generally, TransAlta communicates with its shareholders and other stakeholders through a variety of means, including its annual report, quarterly reports, annual information form, news releases, special mailings, pre-announced analyst conference calls and its website.  To further enhance its relation with shareholders, TransAlta will hold at its 2011 Annual Meeting of Shareholders a non-binding advisory vote on its approach to executive compensation.

Copies of TransAlta’s annual and quarterly reports, news releases, dividend information, transcripts of the quarterly conference calls held, and other information considered helpful to investors may be found on TransAlta’s website at www.transalta.com.

For a more detailed review of our corporate governance practices, please refer to the disclosure that follows or to the documents located on our website at www.transalta.com/about us/governance.

CORPORATE GOVERNANCE DISCLOSURE - FORM 58-101F1

TransAlta’s corporate governance practices fully comply with the requirements of National Policy 58-101 F1.

1 Board of Directors (a) Disclose the identity of directors who are independent.

The Board has affirmatively determined that 10 of the 11 directors, (including the new nominee Ms. Karen Maidment) and excluding only Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company, are independent of management.

The GEC and the Board undertake the determination of director independence annually.  The assessment is also undertaken prior to any new director being appointed or nominated for election to the Board.  The determination is made in accordance with the definition of “independence” under National Policy 58-201, Corporate Governance Guidelines and Multilateral Instrument 52-110, Audit Committees.  The independence criteria also conform to the applicable rules of the Securities and Exchange Commission in the United States, the New York Stock Exchange and those set out in Sarbanes-Oxley.

In its review, the GEC considers the existence of any relationship between each director and the Company in order to determine whether the director is independent.  The determination is based on information concerning the personal, business and other relationships and dealings of the director with the Company, if any, its affiliates, the external auditors and each individual director’s employment status with companies with whom the Company does business.  This information is collected through biographical material, reports and questionnaires furnished or completed by the directors annually and prior to appointment.  For further information with respect to each director, see “Business of the Meeting - Election of Directors — Director Nominee Information” in this Proxy Circular.  No director, who the Board has determined to be independent, receives remuneration from TransAlta in excess of directors’ retainer, meeting and travel fees and none of the directors (with the exception of Mr. Stephen G. Snyder, the President and Chief Executive Officer of the Company), has a material relationship with TransAlta, either directly or indirectly, which could reasonably be expected to interfere with the exercise of independent judgment.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Mr. Stephen G. Snyder, President and Chief Executive Officer of the Company, is not independent as he is a full-time employee of the Company.

(c)           Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the Board of directors (the Board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

The Board has affirmatively determined that a majority of the directors of the Board, or 91% of the directors, are independent.

(d)           If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

This information is contained under the heading “Business of the Meeting – Election of Directors – Other Public Company Directorships/Committee Appointments” and includes the committees on which they serve.

(e)           Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance following each in-person meeting.  In 2009, the Board held 15 in camera sessions of independent directors at the end of regularly scheduled and special meetings of the Board.  Each of the standing committees of the Board also held regularly scheduled in camera sessions at the end of each in person meeting.  In 2009, the ARC held 5 such in camera sessions, the HRC and the GEC each held 6 such in camera sessions.

(f)            Disclose whether or not the chair of the Board is an independent director.  If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

The Chair of the Board, Mrs. Donna Soble Kaufman, is an independent director.  Mrs. Kaufman has never been an executive officer of the Company and the Board has affirmatively determined that she is independent.  The Board has adopted guidelines which provide that the Chair of the Board shall be appointed for a three-year term which may be renewed for one additional three-year term.

The Board has adopted a position description for the Chair setting out her responsibilities and duties.  The Chair’s role and responsibilities are, together with the CEO, to be responsible for the preparation of the agenda for all Board and shareholder meetings, chair all Board and shareholder meetings, ensure that the Board reviews and approves the Company’s corporate strategy as developed by management, work closely with each committee chair to ensure that each of the committee’s functions are carried out, communicate with the CEO to provide feedback and coaching as required and work collectively and individually with members of the Board to ensure optimum performance of the Board.  A copy of the Chair’s position description can be found on the Company’s website at www.transalta.com.

(g) Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

This information is contained under the heading “Business of the Meeting - Election of Directors - Director Nominee Information”, under each director’s personal biography and in more detail in the table “Meeting Attendance”.

2 Board Mandate (a) Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The Board has plenary power.  Any responsibility not delegated to senior management or a committee of the Board remains with the Board.  The Board has adopted its own guidelines that were prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.  The Board’s Corporate Governance Guidelines, which are reviewed and approved annually by the GEC and the Board, can be found in Appendix “C” to this Proxy Circular and are available on the Company’s website at www.transalta.com.

3           Position Description

(a)           Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee.  If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The position descriptions for the Chair of the Board and for the committee chairs are located on the Company’s website at www.transalta.com.

The Board considers that the responsibilities delineated within its Corporate Governance Guidelines, each of the committee charters, the position description for the Chair of the Board and the general position description for committee chairs are together comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the committees, each Committee Chair and each director.

(b)           Disclose whether or not the Board and CEO have developed a written position description for the CEO.  If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.

A written position description has been developed for the CEO which is reviewed annually by the CEO, the HRC and approved by the Board.  A copy of the position description is available on the Company’s website at www.transalta.com.

4           Orientation and Continuing Education

(a)           Briefly describe what measures the Board takes to orient new directors regarding:

(i)            the role of the Board, its committees and its directors, and

(ii)           the nature and operation of the issuer’s business.

Prior to joining the Board, new directors are given a clear indication of the workload and time commitment required to serve on the Board.  They are also invited to meet individually with directors in order to familiarize themselves with the demands of the role and the expectations of both the Board and the management of the Company.  Once a new director joins the Board, they are provided with an orientation and education program that includes a director’s manual, which contains written information about the duties and obligations of TransAlta directors, the Board, each committee, the business and operations of TransAlta, and documents from recent Board and committee meetings.  New directors are also invited to meet and hold discussions with senior management with respect to operations, generation technology, business development, legal and environmental matters.  Arrangements are made as required for specific briefing sessions from appropriate senior personnel to help new directors better understand TransAlta’s strategies and operations.

New directors are also invited to participate in all committee meetings in order to obtain a better understanding of each committee’s function, oversight responsibilities and of the overall workings and responsibilities of the Board.

(b)           Briefly describe what measures, if any, the Board takes to provide continuing education for its directors.  If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Directors are encouraged to enroll in professional development courses.  Directors are also encouraged to maintain membership in professional associations that provide continuing education to directors.  All fees associated with such memberships or development courses are reimbursed by the Company.

Several of the Company’s directors are members of the Institute of Corporate Directors and the Chair of the Board is a director and a Fellow of the Institute of Corporate Directors, an organization that promotes the continuing education of directors.  Directors of the Company have attended sessions on financial fundamentals, financial literacy and leadership provided by recognized institutions in Canada and the United States.  In particular this year, one of the directors attended “Audit Committees in a New Era of Governance”, at the Harvard Business School, Executive Education.

Directors are also given detailed presentations on particular business issues and strategies and management engages external speakers as required to provide tutorials and updates on developments in the industry, on changes and trends in the market place and on political and economic developments in the geographic areas in which the Company does business.  Directors also take part in site tours of the Company’s assets.  These presentations, discussions and tours provide directors with ongoing education and understanding of the Company’s business and facilitate increased discussion between management and the Board while providing directors with additional context for exercising their duties.

Directors also receive weekly business updates from the CEO and have electronic access to all CEO communications to employees.

5 Ethical Business Conduct (a) Disclose whether or not the Board has adopted a written code for the directors, officers and employees.

The Board has adopted a written code of conduct applicable to all employees and officers of the Company and its subsidiaries.  In addition, the Board has adopted a code of conduct for the directors of the Company.  A separate financial code of conduct also applies to all financial employees.

If the Board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code:

Copies of the Company’s codes of conduct for directors, officers, employees and financial employees are available on the Company’s website at www.transalta.com and are filed on SEDAR at www.sedar.com.

(ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code:

The Company’s codes of conduct outline the standards and expectations of the Company for its employees, officers and directors with respect to the protection and proper use of the Company’s assets.  The codes also provide guidelines with respect to securing the Company’s assets, conflicts of interest, compliance with laws, rules and regulations and address the Company’s oversight responsibilities in ensuring compliance with the codes.

Employees, officers and directors are reminded annually about the importance of ethics and professionalism in their daily work, and are asked to sign-off annually on their review and understanding of the codes of conduct which apply to them and to acknowledge that they have complied with all standards set out in such codes.

The GEC receives an annual report on the sign-off of the codes.  Any possible violations, whistle-blowing matter or Help Line complaint is reported to the ARC which monitors that the matter is promptly addressed and disclosed in a timely manner if required.  Waivers of the codes for senior officers, if any, must be brought to the attention of the Board.  The Company has also made provisions in the code of conduct for the anonymous and confidential reporting to the ARC of any concerns or complaints regarding questionable accounting or auditing matters of the Company without fear of retaliation by the Company.

(iii)          provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code:

The Board has not granted any waivers of the codes of conduct during 2009.

(b)           Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board requires that each director or executive officer comply with the disclosure requirements of the Canada Business Corporations Act regarding any material interest.  If a declaration of material interest is made, the declaring director or executive officer shall not vote on the matter if put to a vote of the Board and may be requested to recuse himself or herself from the meeting.

(c) Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Board encourages and promotes a culture of ethical business conduct by requiring that directors, officers and employees conduct their personal business and affairs in a manner that ensures that their private interest or personal interest do not interfere or appear to interfere with the interest of the Company.  The directors have prescribed in the codes of conduct that should conflicts arise, immediate full disclosure must be made and the disclosing director shall not be permitted to vote on any decision or action in which there is a conflict of interest.

6 Nomination of Directors (a) Describe the process by which the Board identifies new candidates for Board nomination.

Each year the GEC reviews the composition of the Board in order to ensure it has the best mix of skills and experience to guide the long-term strategy and on going business operations of the Company.  This review examines diversity of background, skill and experience of each director currently on the Board and takes into account upcoming retirements, succession, specialized committee membership requirements, industry, market and potential future developments of the Company’s business.  This information is compiled through the use of a competency matrix that outlines each director’s areas of expertise and experience.  In line with the needs of the Company, the GEC maintains a list of potential nominees generated by both individual director referrals and as and when required nominees proposed by an executive search firm.  This list is reviewed at least annually to ensure that the candidates possess the skills and experience required to meet the Company’s strategy and business needs.  Nominees must have the ability to devote the time required and a willingness to serve.

The GEC considers annually the size of the Board and has determined that between 10 to 12 directors is an appropriate size to provide for effective decision-making, staffing of Board committees and to address succession planning requirements.  At the recommendation of the GEC, the Board has currently fixed the number of directors to stand for election to the Board at 11. The GEC recommends to the Board all nominees for appointment and election to the Board.

The Board has also adopted a “majority voting” policy with respect to the election of its directors which provides for the votes cast or withheld to be cast for each director individually.  This Policy provides that in an uncontested election of directors, at an annual meeting of shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, that director must tender his or her resignation for consideration by the balance of the Board.  The Company files with securities regulators the results of votes cast for each individual director as a percentage of total votes cast.

(b)           Disclose whether or not the Board has a nominating committee composed entirely of independent directors.  If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The GEC is comprised of five independent directors, Ambassador Giffin (Chair), Mr. Jespersen, Mr. Lackenbauer, Dr. Piper and Mrs. Kaufman as an ex-officio member.

(c) If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

Information on the GEC is contained under the heading “Reports of Committees of the Board - Report of the Governance and Environment Committee” in this Proxy Circular and additional information including its Charter is available on the Company’s website at www.transalta.com.

7 Compensation (a) Describe the processes by which the Board determines the compensation for the issuer’s directors and officers.

The GEC reviews annually the compensation for the Company’s directors and the HRC reviews at least annually the compensation for the Company’s senior officers.  Any changes in compensation are recommended to and approved by the Board.

In determining the compensation of directors, the GEC takes into consideration the size and complexity of the Company’s business and reviews comparable data for companies of similar size and comparative data collected from reviews of proxy circulars for companies in the Comparator Group.  For further information on officers’ compensation please refer to “Compensation Discussion and Analysis” in this Proxy Circular.

(b)           Disclose whether or not the Board has a compensation committee composed entirely of independent directors.  If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The HRC is comprised of five independent directors, Mr. Faithfull (Chair), Mr. Baum, Mr. Bright, Dr. Piper and Mrs. Kaufman as an ex-officio member of the HRC.

(c) If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

Information on the HRC is contained under the heading “Report of Committees of the Board - Report of the Human Resources Committee” and in the section entitled “Statement of Executive Compensation” in this Proxy Circular.  Additional information including the HRC’s Charter is available on the Company’s website at www.transalta.com.

(d)           If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform other work for the issuer, state that fact and briefly describe the nature of the work.

The HRC is responsible for retaining compensation advisors and determining the terms and conditions for their services, including fees.  In 2009, the HRC retained the services of Hewitt Associates to provide independent advice on the overall competitiveness of total compensation, and to assist it with their comprehensive review of the Company’s compensation strategy.  Total fees paid to Hewitt Associates for these services in 2009 were $104,194.

Hewitt Associates separately was retained by the Company to provide relative Total Shareholder Return calculations for determining awards under the Company’s PSOP, and acts as the Company’s actuary and as one of the consultants for its retirement pension plans. Total fees paid to Hewitt Associates for these other services in 2009 were $11,192.

These other services were provided under separate engagements and by separate business units at Hewitt Associates.  The HRC has reviewed and is satisfied that Hewitt Associates was able to provide independent advice.  Nonetheless, after our fiscal year end, but prior to the filing of this proxy statement in 2010, the Committee retained the services of Meridian Compensation Partners, LLC (Meridian) as its principal compensation consultant.  The Company will continue to retain the services of Hewitt Associates to perform the other services described above.  Meridian is a newly formed company spun-off from Hewitt Associates and operates as an independent consultancy, wholly owned by its partners.  It has been retained to solely provide executive compensation advisory services to the HRC and will not be engaged to provide any other services to the HRC or the Company.

In 2009, the HRC also received legal advice from Bull, Housser and Tupper LLP with regard to compensation recoupment policies.  Total fees paid to Bull, Housser and Tupper LLP for their services in 2009 were $9,743.

8 Other Board Committees

If the Board has other standing committees, other than audit, compensation and nominating committees, identify the committees and describe their function.

The Company has no other standing committees.

9 Assessment

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Chair meets annually with each director to discuss their views about the effectiveness of the Board, Board committees, management, the Board-management relationship, individual director performance, contributions of individual directors, and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for their review and for use in the preparation for these meetings.  The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair of the Board utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  The Chair also provides individual feedback to directors on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  Further, the Chair provides suggestions to the CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

In each year of the Chair’s term, the Chair of the GEC also conducts one-on-one interviews with each member of the Board to evaluate the Chair’s performance, measured against the Chair’s position description.  The Chair of the GEC summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in-camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.

The GEC also conducts a review of the Chair’s performance prior to the expiry of the Chair’s first term, based upon this review, makes a recommendation to the Board with respect to the renewal of the Chair’s term.  The GEC made this assessment and Mrs. Kaufman was appointed, commencing April 22, 2008, to serve her second three year term, subject to her election to the Board at the Company’s Annual Meeting of Shareholders.  The Board’s view is that the Chair should normally serve no more than two three-year terms, subject to special circumstances.

New York Stock Exchange - Significant Differences in Corporate Governance Practices

Compliance with NYSE Standards

TransAlta’s corporate governance practices differ from those of the NYSE in only one respect:

Under the rules of the NYSE, the Company must assess the simultaneous service of its audit committee members who sit on the audit committees of more than three public companies.  TransAlta has not adopted a policy with respect to this simultaneous service but instead reviews each situation on its own merits.  One of the Company’s Audit and Risk Committee members, Michael M. Kanovsky, currently sits on the audit committee of four public companies.  The Board has considered this matter taking into consideration: i) the size and time commitments of such companies, ii) Mr. Kanovsky’s professional responsibilities outside of TransAlta; and iii) Mr. Kanovsky’s participation and commitment during his tenure on the TransAlta Board.  The Board has determined that Mr. Kanovsky’s professional responsibilities beyond TransAlta are not so substantial as to preclude the attention and focus necessary for him to fulfill his duties and responsibilities to the Audit and Risk Committee of the Company and to the Board overall.  The Board has affirmatively determined that the simultaneous audit committee service of Mr. Kanovsky on more than three public companies does not impair his ability to effectively serve on the Audit and Risk Committee of the Company.

APPENDIX “E”
TRANSALTA CORPORATION
CORPORATE GOVERNANCE GUIDELINES

A.                                    INTRODUCTION

On behalf of TransAlta Corporation’s shareholders, the Board is responsible for the stewardship of TransAlta Corporation (the “Company”), by establishing the key policies and standards for the Company, including policies for the assessment and management of its risks and for reviewing and approving its strategic plans.  The Board monitors and assesses performance and progress in meeting the Company’s long and short-term goals.

The Board has adopted the following guidelines to meet its corporate governance responsibilities.

B.                                    BOARD ORGANIZATION AND MEMBERSHIP

1)                                     Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and chief executive officer (“CEO”); the Chair of the Board is independent from management and the Company.  The Chair is appointed for a three-year term, contingent upon being elected annually by the shareholders.  The Chair will normally serve no more than two three-year terms, subject to special circumstances arising.

2)                                     Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, committees and the CEO.

3)                                     Size of the Board

It is the view of the Board that 10 to 12 directors is sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance and Environment Committee (the “Committee”) reviews the size of the Board annually and recommends changes in size to the Board when appropriate.

4)                                     Independence of Directors

The Board annually affirmatively determines the independence status of each director, based on the recommendation of the Committee.  An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.  In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations.  The Board also undertakes this determination upon the appointment of any new director to the Board.

As a matter of policy the Board is comprised with a majority of independent directors.  Decisions on matters of corporate governance and executive compensation are made by the independent directors.

Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships are held with the Company. The Committee reviews these declarations annually to ensure the majority of directors are independent.

Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists; taking into consideration the former executive’s duties and relationships for and with the Company.

5)                                     Majority Voting for Directors and Form of Proxy

As a matter of policy, the Board believes that each of its members should carry the confidence and support of its shareholders.  To this end, it has adopted this policy which provides that in an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director.  If that is not the case, the director nominee is required to tender promptly his or her resignation for consideration by the balance of the Board.  In the absence of extenuating circumstances it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company.  Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision.

The form of proxy for the vote at a shareholders’ meeting where directors are to be elected will enable a shareholder to vote in favour of, or to withhold from voting for each nominee separately.

6)                                     Changes in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advised the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on the composition of the Board.

7)                                     Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long term strategy and ongoing business operations of the Company.  This review takes into account diversity of background, skill and experience of each director currently on the Board and any upcoming retirements, succession, specialized committee membership requirements, industry, market and potential future developments of the Company’s business.  The information is compiled through the use of a skills, education, and experience matrix.

If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees through the assistance of a professional search firm or its own candidate list, screens their qualifications and makes recommendations for nomination to the full Board.  The Board is responsible for nominating candidates for election to the Board by the shareholders and to appoint directors as the number of positions warrants on an interim basis between each annual meeting.

8)                                     New Director Orientation

New directors are provided with an orientation and education program that includes written information about the duties and obligations of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, and meetings are scheduled with senior management and other directors.  A comprehensive director’s manual is also provided to each new director.  The details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

9)                                     Ongoing Director Education

Each director assumes responsibility for keeping informed about the business of the Company and developments in the industry.  Management assists directors by providing them with regular updates on developments in the industry, political and economic developments in various geographical areas in which the Company is active, communications to the Board from the CEO on new developments, copies of communications between the CEO and employees and such other information management considers of interest to the Board.

Furthermore, in addition to scheduled Board meetings, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place.  Directors also take part in tours of the Company’s assets or its suppliers and participate in management presentations relating to different aspects of the Company’s business.  These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional context and knowledge for exercising their duties.

Directors are also encouraged to enroll in professional development courses and to maintain membership in professional associations that provide continuing education to directors.  All fees associated with such memberships or development courses are reimbursed by the Company.

10)                              Retirement Age, Tenure and Succession

The retirement age is 72.  In addition, to ensure the renewal of skills, expertise and personal attributes on the Board, the Board has adopted a maximum tenure of 15 years for all non-management directors joining the Board after July 1, 2008.

The Committee annually reviews both the appropriateness of the retirement age and the anticipated retirement dates for individual directors.  This is to ensure that its review of the size and composition of the Board and its recruitment of new directors anticipates and addresses the succession planning needs associated with both the loss of skills and experience created by retiring directors and the need for continuity on the Board.

11)                              Director Compensation

The Committee annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted.  In making this determination the Committee considers the market competiveness of its compensation against companies of similar size and scope in Canada and which form part of the Company’s Comparator Group.  The Board has determined that ownership of the Company’s shares by directors is desirable as one way of aligning the interests of directors with those of the shareholders.  A portion of the director’s annual retainer fee is paid in shares or deferred share units of the Company.  The Company has established a minimum share or deferred share unit holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within three years of their appointment to the Board.  In addition, newly appointed directors will be required to acquire and hold the equivalent of one time their annual retainer fee within one year of their appointment to the Board.

C.                                    BOARD MEETINGS AND MATERIALS

1)                                     Agendas and Materials

The Chair and the CEO establish the agenda for each Board meeting.  In advance of each meeting management distributes to the Board written information and data necessary for the Board’s understanding of business to be conducted at the meeting.   Any Board member may suggest the inclusion of additional items on the agenda.

2)                                     Meetings

Members of senior management are invited to attend Board meetings as required.

The independent directors meet without management present as a standing agenda item at each regularly scheduled in-person Board meeting.  The Chair discusses with the CEO any matters raised in these meetings that are relevant for the CEO or management.

D.                                    COMMITTEE ORGANIZATION AND MEETINGS

1)                                     Board Committees

Each committee operates according to an approved charter. The standing committees are: Audit and Risk; Human Resources; and Governance and Environment.  The Board may form a new committee or disband a current committee if in its view it is appropriate to do so, provided that the Board will always have an audit committee.

2)                                     Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs.  The Committee’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge.  The Chair is an ex-officio member of all committees of the Board.

3)                                     Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with the committee’s Charter) of the meetings of the committees.  The Audit and Risk Committee meets at least quarterly.  Each committee reports to the full Board with respect to the proceedings of each meeting.  The independent directors meet without management present as a standing agenda item at each regularly scheduled in-person committee meeting.

4)                                     Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the Corporate Secretary, develops the committee’s agendas.

Each committee ensures that all matters to be addressed as provided in their Charter forms part of their schedule of agendas for the year.

E.                                      BOARD AND MANAGEMENT RESPONSIBILITIES

1)                                     Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills.  Open discussions between the Board and members of management about issues facing the Company are encouraged.  The Board also encourages senior management to bring employees who have potential as future management and who would benefit from exposure to the Board, into Board meetings from time to time.

2)                                     Evaluation of the Chief Executive Officer

The Human Resources Committee conducts an annual review of the performance of the CEO as measured against objectives mutually established by the Human Resources Committee, the CEO and approved by the Board.  The Chair and the Chair of the Human Resources Committee communicate this performance evaluation to the CEO and to the independent directors of the Board.  The Human Resources Committee uses the evaluation in its deliberations concerning the CEO’s annual compensation to make recommendations to the Board for approval.

3)                                     Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plans.  It is the role of the Board to review, question, contribute to, and approve the strategic plans of the Company.  The Board allocates dedicated time annually to review, discuss and approve the Company’s strategic plans, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

4)                                     Limits to Management Authority

The Board has established general authority guidelines that identify areas of responsibility that require the involvement of the Board, including material organizational changes, policy development, budgets, material financial plans and commitments, corporate and certain personnel matters.  These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

5)                                     Succession Planning and Management Development

The CEO presents annually a detailed report on management development and the succession planning process to the Human Resources Committee.  The CEO also recommends, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO.  The Human Resources Committee reviews and reports to the full Board on these succession plans.

6)                                     Principal Risks

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks.  It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

The Board has delegated to the Audit and Risk Committee of the Board the oversight of management’s assessment of the Company’s principal risks.  Management has adopted a comprehensive system of Enterprise Risk Management, a system which focuses on risk identification, risk classification, identification of mitigation plans and factors and an assessment of residual risks.  Management reviews the Company’s overall risk scorecard, residual risks and specific risk analysis conducted on key areas of the business quarterly with the Audit and Risk Committee, which are subsequently reported to the Board.  The Board undertakes a comprehensive review of management’s assessment annually.

Management also advises the Board about risks and the risk-reward analysis undertaken in connection with all projects brought to the full Board for approval.

7)                                     Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged.

The Company has adopted a Code of Conduct that sets out the key principles and policies governing the organization.  The Board, through the Audit and Risk Committee, reviews the key financial policies of the Company, approves the Code of Conduct and is informed of any exceptions arising from an annual sign-off on compliance with the Code of Conduct by management and employees.  In addition, management and both the internal and external auditors provide regular reports on internal control matters to the Audit and Risk Committee, which then reports to the full Board.

8)                                     Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the Audit and Risk Committee and reported to the Board.  The policy requires, among other things, that directors and officers consult with the Corporate Secretary or the Chief Legal Officer before trading in securities and to provide confirmation immediately following any trade.

In addition, the Company has adopted a disclosure policy which requires that all material information be disclosed and prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public.  The policy also requires that the Chair of the Audit and Risk Committee review and approve the release of financial information derived from the Company’s financial statements.  This policy is also reviewed annually by the Audit and Risk Committee and reported to the Board.

9)                                     Board Communications Policy

The Board, or the appropriate Committee thereof, reviews the content of the Company’s major communications to shareholders and the investing public, including the quarterly and annual reports, and approves the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is usually the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public.  Where it is appropriate for the Board to communicate directly with shareholders, the Chair or the Chair’s delegate will be the designated spokesperson for the Board.

10)                              Outside Advisors for Individual Directors

If individual directors require the services of a professional advisor to assist them with matters involving their responsibilities as Board members they may engage such an advisor at the expense of the Company provided that they have first obtained the authorization of the Chair.

F.                                      EVALUATION OF THE BOARD AND THE BOARD-MANAGEMENT RELATIONSHIP

1)                                     Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the Committee conducts one on one interviews with each director to evaluate the Chair’s performance, measured against the Chair’s position description.  The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board.  The results of this review form the basis for objectives for the Chair for the upcoming year.  In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the Committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

2)                                     Assessing the Board, Committee and Individual Director Performance

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director performance, contributions of individual directors, management contributions and overall workings of the Board.  To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each Director for their review and for use in the preparation for these meetings.  The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair of the Board utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion.  The Chair also provides individual feedback to directors on the evaluation conducted by their peers and provides direction on areas for improvement if necessary.  Further, the Chair provides suggestions to the CEO to be communicated to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

G.                                    SHAREHOLDER RELATIONS AND COMMUNICATION

The Board believes that it is important to have constructive engagement with its shareholders and has established means for the shareholders of the Company to communicate with the Board.  Specifically, the Company has a Help Line and publishes annually in its annual report means for shareholders or any other stakeholders to communicate directly with the Board or senior management on any matter.  At their own option, shareholders may communicate with the Board on an anonymous basis.  Consistent with its commitment to encouraging effective communication with shareholders on matters of importance to the Company, the Board believes that shareholders should have the opportunity to express their views on the Company’s approach to executive compensation and will provide shareholders at its 2011 annual meeting of shareholders, a non-binding advisory vote on the Company’s approach to executive compensation.  The Company is committed to ensuring continued good relations and communications with its shareholders and will continue to re-evaluate its practices in light of any new developments concerning “Say on Pay” and other governance initiatives.

TransAlta Corporation
Box 1900, Station "M",
110 – 12th Avenue SW,
Calgary, Alberta,
Canada T2P 2M1
403.267.7110
www.transalta.com

TransAlta